UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.     )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under §240.14a-12

Aura Systems, Inc.
(Name of Registrant as Specified In Its Charter)

Zvi Kurtzman Elimelech Lowy David Mann Cipora Lavut Robert Lempert
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐	Fee paid previously with preliminary materials.
☐

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

PRELIMINARY COPY; SUBJECT TO COMPLETION
DATED MAY 31, 2019

CONSENT STATEMENT

June   , 2019

Dear Fellow Stockholder:

This Consent Statement and the accompanying WHITE consent card are being furnished to you as a stockholder of Aura Systems, Inc., a Delaware corporation (“Aura” or the “Company”), by Zvi Kurtzman, Elimelech Lowy, Cipora Lavut, David Mann and Robert Lempert (collectively, the “Participants”, “us”, “our” or “we”) in connection with our solicitation of written consents to remove three of the five members of the current Board of Directors of the Company (the “Board”), and replace them with our three director nominees (this “Consent Solicitation”).

As a group of significant stockholders of the Company, with aggregate ownership of 21,571,195 shares of the Company’s Common Stock, par value $0.0001 per share (the “Common Stock”), constituting approximately 40.35% of the outstanding shares, we believe that the Board must be significantly and immediately reconstituted to ensure that the best interests of the Company and its stockholders, the true owners of Aura, are appropriately represented in the boardroom. The interests of the three directors that we are proposing to remove are poorly aligned with those of the Company’s stockholders because, based on the Company’s public filings, they own almost no stock of your company.  The Participants believe that they have support for the Proposals by other stockholders who own an additional approximately 4.3 million shares of Common Stock, representing an additional 8% of the outstanding Common Stock. One of these stockholders is Hebiao Song, who owns 1,428,571 shares of Common Stock and is the CEO of Jiangsu AoLunTe Electrical Machinery Industrial Co., Ltd., a company which has a joint venture with Aura to exploit Aura’s axial flux induction technology in the Chinese market.  Accordingly, counting the aggregate share ownership of the Participants and the share ownership of other stockholders supporting the Proposals, the Participants believe that there will be votes in favor of the Proposals aggregating approximately 48.35% of the Company’s outstanding Common Stock, plus any additional favorable votes obtained through this Consent Solicitation.

The address of the principal executive offices of the Company is 10541 Ashdale Street, Stanton California 90680.  This Consent Solicitation is not being made by the Company.  This Consent Statement and WHITE consent card are first being sent or given to the stockholders of Aura on or about June   , 2019.

A solicitation of written consents is a process that allows a company’s stockholders to act by submitting written consents to any proposed stockholder actions in lieu of voting in person or by proxy at an annual or special meeting of stockholders.  Each of the Participants, including the Nominees (as defined below) are deemed to be participants in this Consent Solicitation.  See the section titled “INFORMATION REGARDING THE PARTICIPANTS” for more information.

We are soliciting written consents from the holders of shares of the Common Stock to take the following actions (each, as more fully described in this Consent Statement, a “Proposal” and together, the “Proposals”), in the following order, without a stockholders’ meeting, as authorized by Delaware law:

PROPOSAL NO. 1:  To remove Ronald Buschur, Si Ryong Yu and William Anderson as directors of the Company (the “Director Removal Proposal”); and

PROPOSAL NO. 2:  To elect David Mann, Cipora Lavut and Robert Lempert (each a “Nominee” and collectively, the “Nominees”) as directors of the Company to serve until their respective successors are duly elected and qualified (the “Director Election Proposal”).

We are soliciting your written consent in favor of the adoption of the Proposals.  We believe that neither Aura’s current management nor the current Board is representing the long-term interests of the Company’s stockholders, as a result of which Aura’s stockholders will be better served by a change to leadership that is aligned with the Company’s stockholders and is committed to creating stockholder value and a positive corporate culture.

If we are successful in this Consent Solicitation, then the Board will be composed of the three Nominees, together with current directors Gary Douglas and Salvador Diaz-Versón, Jr.  You should refer to the Company’s Current Reports on Form 8-K filed on April 5, 2018 and July 10, 2018, respectively, for the background, qualifications and other information concerning the incumbent directors.

Section 228 of the General Corporation Law of the State of Delaware (the “DGCL”) governs the circumstances under which the Proposals will become legally effective, and Section 213(b) of the DGCL governs the record dates for determination of the stockholders entitled to cast their votes by executing written consents.  See the sections entitled “RECORD DATES” and “CONSENT PROCEDURES” for additional information.

WE URGE YOU TO ACT TODAY TO ENSURE THAT YOUR CONSENT WILL COUNT.

As of the date of this filing, the participants, are beneficial owners of an aggregate of 21,571,195 shares of the Company’s Common Stock, constituting approximately 40.35% of the currently outstanding shares of the Company’s Common Stock.  The shares of Common Stock are held for the following accounts:

Name	Stockholder of Record	Beneficially Owned but Not Held of Record		Total
Zvi Kurtzman	7,764,276	39,022		7,803,298
Elimelech Lowy	3,519,768	8,217,595	(1)	11,737,363
David Mann	557,264	785,851	(2)	1,343,115
Cipora Lavut	287,846	207,610		495,456
Robert Lempert	53,963	138,000		191,963
TOTAL				21,571,195

The percentages used herein are calculated based upon the 53,453,661 shares of Common Stock outstanding as of March 26, 2019, each entitled to one vote per share.  Information regarding the outstanding shares of Common Stock is based on a report (the “Transfer Online Report”) from Transfer Online, the Company’s transfer agent.  The Transfer Online Report was provided to the Participants by counsel to the Company on April 12, 2019 and such counsel represented to the Participants that the Transfer Online Report represents the Company’s stockholder list as of March 26, 2019.

We urge you to consent to the Proposals by signing, dating and returning the enclosed WHITE consent card.  If you take no action, you will in effect be rejecting the Proposals.  The failure to execute and return a WHITE consent card and “withheld consents” will have the same effect as a “no” vote.  Please note that in addition to signing the enclosed WHITE consent card, you must also date it to ensure its validity.

IMPORTANT
PLEASE READ THIS CAREFULLY

Shares Registered in Your Own Name. If your shares of Common Stock are registered in your own name, please submit your written consent today by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

Shares Held in “Street Name.” The current Board has taken the position that only stockholders owning shares in their own name can exercise the right to consent by signing a

(1)  Includes 7,547,693 shares for which Mr. Lowy has the power to vote under powers of attorney.

(2)  Includes 451,911 shares for which Mr. Mann has the power to vote under powers of attorney.

consent card, regardless of who is the beneficial owner.  To avoid unnecessary disputes, if you hold your shares in “street” name with a bank, brokerage firm, dealer, trust company or other nominee, that nominee should exercise the right to consent with respect to the shares of Common Stock that you beneficially own through such nominee upon receipt of your specific instructions.  Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to execute a consent in writing in favor of the Proposals.  Please follow the consent instructions provided on the enclosed WHITE consent card.  We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Zvi Kurtzman or Robert Lempert at the e-mail addresses provided below, so that we will be aware of all instructions given and can seek to ensure that such instructions are followed.

Execution and delivery of a WHITE consent card by a record holder of shares of Common Stock will be presumed and treated to be a written consent with respect to all shares held by such record holder unless specified otherwise.  If you are a stockholder of record as of the close of business on the Record Dates, you will retain your right to consent in writing to the Proposals even if you sell your shares of Common Stock after the Record Dates.

WITHHELD CONSENTS AND FAILURES TO CONSENT WILL HAVE THE SAME EFFECT AS REJECTING THE PROPOSALS.

If you have any questions regarding your WHITE consent card or need assistance in executing your consent, please contact Zvi Kurtzman or Robert Lempert.

RECORD DATES

Section 213(b) of the DGCL governs the record date for stockholder action by written consent. Section 213(b) states as follows:

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by [the DGCL], shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the board of directors and prior action by the board of directors is required by [the DGCL], the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the board of directors adopts the resolution taking such prior action.

The following information is qualified in its entirety by the quoted language of Section 213(b) of the DGCL set forth above.

For the two Proposals for which written consents are being requested, no prior action by the board of directors is required by the DGCL.  Further, to the knowledge of the Participants, no resolution fixing a record date has been adopted by Aura’s Board of Directors.

The Participants delivered a signed written consent to the Company on March 26, 2019 removing Ronald Buschur as a member of the Company’s Board and electing Cipora Lavut as a director of the Company.  The Participants delivered a further signed written consent to the Company on March 27, 2019 removing William Anderson and Si Ryong Yu as members of the Company’s Board and electing Robert Lempert and David Mann as directors of the Company.  Accordingly, the Participants believe that the Record Date for the proposed removal Ronald Buschur as a member of the Company’s Board and electing Cipora Lavut as a director of the Company is March 26, 2019 and the Record Date for the proposed removal of William Anderson and Si Ryong Yu as members of the Company’s Board and the election of Robert Lempert and David Mann as directors of the Company March 27, 2019 (together, the “Record Dates”).

CONSENT PROCEDURES

Consent Procedures for corporations having stockholders are governed by Section 228(a), (c), (d) and (e) of the DGCL, which provide as follows:

(a) Unless otherwise provided in the certificate of incorporation, any action required by this chapter to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

* * * *

(c) No written consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of holders or members to take action are delivered to the corporation in the manner required by this section within 60 days of the first date on which a written consent is so delivered to the corporation. Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than 60 days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the corporation. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective.

(d)(1) A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder, member or proxyholder, or by a person or persons authorized to act for a stockholder, member or proxyholder, shall be deemed to be written and signed for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (A) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder, member or proxyholder or by a person or persons authorized to act for the stockholder, member or proxyholder and (B) the date on which such stockholder, member or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in this State, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders or members are recorded. Delivery made to a corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission, may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders or members are recorded if, to the extent and in the manner provided by resolution of the board of directors or governing body of the corporation.

(2) Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(e) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders or members who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders or members to take the action were delivered to the corporation as provided in this section. In the event that the action which is consented to is such as would have required the filing of a certificate under any other section of this title, if such action had been voted on by stockholders or by members at a meeting thereof, the certificate filed under such other section shall state, in lieu of any statement required by such section concerning any vote of stockholders or members, that written consent has been given in accordance with this section.

The Company’s Certificate of Incorporation does not prohibit or otherwise restrict the ability of stockholders of the Company from taking any action by written consent.

The following information and instructions are qualified in their entirety by the quoted language of Sections 228(a), (c), (d) and (e) set forth above.

As of March 26, 2019, based on the Transfer Online Report, there were 53,453,661 shares of the Company’s Common Stock outstanding, each entitled to one vote per share.  The Participants are not aware of any changes in the number of shares of outstanding common stock of the Company between March 26 and March

27.  As a result, Participants believe that, based upon this number of outstanding shares of Common Stock, the Proposals will become effective upon proper delivery of properly completed unrevoked written consents representing at least 26,726,831 shares of Common Stock.

A stockholder may consent to the removal of less than all of the incumbent directors by designating the names of one or more directors who are not to be removed.  Similarly, a stockholder may consent to the election of less than all of the Nominees by designating the names of one or more Nominees who are not to be elected.

If your shares of Common Stock are registered in your own name, please submit your consent to us today by signing, dating and returning the enclosed WHITE consent card in the postage-paid envelope provided.

If you hold your shares in “street” name with a bank, brokerage firm, dealer, trust company or other nominee, only that nominee can exercise the right to provide consent with respect to the shares of Common Stock you beneficially own through such nominee and only upon receipt of your specific instructions.  Accordingly, it is critical that you promptly give instructions to consent in writing to the Proposals to your bank, brokerage firm, dealer, trust company or other nominee.  Please follow the consent instructions provided on the enclosed WHITE consent card.  We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Zvi Kurtzman or David Mann so that we will be aware of all instructions given and can seek to ensure that such instructions are followed.

Execution and delivery of a WHITE consent card by a record holder of shares of Common Stock will be presumed and treated to be a written consent with respect to all shares held by such record holder unless specified otherwise.  An executed consent card may be revoked by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective.  A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective.  The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent.  The revocation may be delivered either to the Company or to Zvi Kurtzman or David Mann.  Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations of consents be mailed or delivered to Zvi Kurtzman or David Mann, at the address set forth above, so that we will be aware of all revocations and can more accurately determine if and when consents to the Proposals have been received from the holders of record of a majority of the shares of Common Stock outstanding on the Record Dates.

IF YOU TAKE NO ACTION, YOU WILL IN EFFECT BE REJECTING THE PROPOSALS.  WITHHELD CONSENTS AND FAILURES TO CONSENT WILL HAVE THE SAME EFFECT AS REJECTING THE PROPOSALS.

If you have any questions regarding your WHITE consent card or need assistance in executing your consent, please contact Zvi Kurtzman or Robert Lempert.

If the Proposals become effective as a result of this Consent Solicitation, prompt notice of the action taken will be given under Section 228(e) of the DGCL to stockholders who have not consented in writing to the Proposals and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Company in accordance with Section 228 of the DGCL.

REASONS FOR THE CONSENT SOLICITATION

The objective of the Consent Solicitation is to cause the election of directors who will be better aligned with Aura’s stockholders and place a greater emphasis on the enhancement of stockholder value for all stockholders of the Company.  The Participants believe that the Company’s stock performance, market valuation and future prospects have been unduly impaired by the actions of Messrs. Buschur, Anderson and Yu.  The Company’s last annual meeting was held on January 11, 2018.  Prior to that, the Company had not held an annual meeting since October 27, 2011.

On May 15, 2019, three of the Participants brought an action in the Delaware Court of Chancery under Section 211 of the DGCL seeking to compel the Company to hold a meeting of its stockholders for the purpose of electing directors and transacting such other business as may properly come before the meeting.  To date, neither the Delaware Court of Chancery nor the Company have set a date for such stockholder meeting.

Accordingly, due to such remaining uncertainty, we believe that it is in the best interests of the Company and its stockholders for the stockholders of Aura to act now by written consent to replace Messrs. Buschur, Anderson and Yu with the Nominees who will enable the Board to change course and vigorously pursue enhanced stockholder value.

BACKGROUND OF THE CONSENT SOLICITATION

The following is a chronology of the events and circumstances that preceded the solicitation from the stockholders of the Company written consents to (1) remove Ronald Buschur, Si Ryong Yu, and William Anderson as members of the Company’s five-member Board and (2) to elect Cipora Lavut, Robert Lempert and David Mann to fill the vacancies created by such removals.

•                                          On March 26, 2019, each of the Participants in this solicitation, as well as Hebiao Song, Donald Kendall and Peter Dalrymple delivered a written consent to the Company to effect the removal of Ronald Buschur as a director of the Company and the election of Cipora Lavut to fill the vacancy created thereby on the Board.  On March 27, 2019, the same stockholders delivered written consents to the Company to effect the removal of Si Ryong Yu, and William Anderson as directors of the Company and the election of Robert Lempert and David Mann to fill the vacancies created by their removal.  These written consents (the “Original Consents”) represented a majority of the outstanding shares of the Company’s common stock as of March 26, 2019 and March 27, 2019, respectively.

•                                          In a March 27, 2019, letter to Mr. Mann, Mr. Gagerman, Aura’s interim chief executive officer, wrote that the Original Consents were ineffective, claiming such consenting stockholders were not the record owners of more than 50% of the voting stock.  According to Mr. Gagerman, such consenting Stockholders were record owners of a total of 15,873,597 shares — 8,527,288 less than the amount needed. Mr. Gagerman’s vote count was repeated in an April 5, 2019, letter from a law firm purporting to represent the Company, which asserted that stockholder written consents are only valid as to the shares held of record by the signatories.

•                                          Because of Aura’s refusal to recognize the legal effectiveness of the Original Consents, on April 8, 2019, Participants Cipora Lavut, Robert Lempert, David Mann and Zvi Kurtzman, as well as Peter Dalrymple, filed a suit against Aura in the Court of Chancery of the State of Delaware pursuant to Section 225 of the DGCL, seeking an order confirming the validity of the Original Consents and declaring that Aura’s Board consists of Ms. Lavut, Mr. Mann, Mr. Lempert, Mr. Douglas and Mr. Diaz-Versón, Jr. See Lavut, et al., v. Aura Systems, Inc., Case No. 2019-0263-JRS.  A copy of the Verified Complaint filed in that suit, which is currently pending, is attached hereto as Annex III.

•                                          On April 16, 2019, Peter Dalrymple delivered a revocation of his consents to Aura, and on April 18, Donald Kendall delivered a revocation of his consents to Aura.  On April 24, 2019, Peter Dalrymple’s notice and proposed order to withdraw from the Delaware litigation was approved by the Court of Chancery.

•                                          On April 29, 2019, Aura filed its Answer and Verified Counterclaim in the Delaware Court of Chancery suit, a copy of which is attached hereto as Annex IV.

•              May 15, 2019, three of the Participants brought an action in the Delaware Court of Chancery under Section 211 of the DGCL seeking to compel the Company to hold a meeting of its stockholders for the purpose of electing directors and transacting such other business as may properly come before the meeting. To date, neither the Delaware Court of Chancery nor the Company have set a date for such stockholder meeting.

Although the remaining plaintiffs in the Delaware Court of Chancery litigation (Participants Cipora Lavut, Robert Lempert, David Mann and Zvi Kurtzman) may challenge the legal effectiveness of the revocations delivered by Messrs. Dalrymple and Kendall, there can be no assurance of how the court will rule on the issue. Similarly, there can be no assurance as to when the Company will hold a meeting of its stockholder for the purpose of electing directors. To avoid further delay and unnecessary complications and disputes, the Participants seek to obtain additional consents that will moot the issues and ensure the accomplishment of the objectives of removing Messrs. Buschur, Yu and Anderson as directors of the Company and electing Ms. Lavut, Mr. Mann and Mr. Lempert in their place.

THE PROPOSALS

The Participants are seeking written consents from the Company’s stockholders to remove three of Aura’s five current directors and to elect the three Nominees without a stockholders meeting, as permitted by the DGCL.  The effectiveness of each of the Proposals is subject to, and conditioned upon, the adoption by the holders of record, as of the close of business on the Record Dates, of a majority of the shares of Aura’s Common Stock entitled to vote thereon and then outstanding.

PROPOSAL NO. 1:    DIRECTOR REMOVAL PROPOSAL

The Company’s Board is currently composed of five directors.  This proposal would remove Messrs. Buschur, Anderson and Yu as directors of the Company.  If the Director Removal Proposal is successful and the three Nominees are elected pursuant to the Director Election Proposal (described below), Aura’s Board would consist of the three Nominees together with current directors Messrs. Douglas and Diaz-Versón, Jr.

Section 141(k) of the DGCL governs removal of directors.  It provides as follows:

(k) Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except as follows:

(1) Unless the certificate of incorporation otherwise provides, in the case of a corporation whose board is classified as provided in subsection (d) of this section, stockholders may effect such removal only for cause; or

(2) In the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, or, if there be classes of directors, at an election of the class of directors of which such director is a part.

Whenever the holders of any class or series are entitled to elect 1 or more directors by the certificate of incorporation, this subsection shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

The following information is qualified in its entirety by the language of Section 141(k) of the DGCL as set forth above.

The Company does not have a classified board or cumulative voting in the election of its directors.  Consequently, Section 141(k) of the DGCL permits the stockholders of the Company to remove any director or the entire Board without cause.  Article III, Section 3.12 of the Bylaws provides that, unless otherwise provided in the certificate of incorporation, any director or the entire board of directors may be removed with or without cause by the holders of a majority of the shares then entitled to vote at an election of directors. You should refer to Exhibit 3(II) of the Company’s Annual Report on Form 10-K filed on June 15, 2009 for a full copy of the Bylaws.  Aura’s Certificate of Incorporation does not provide otherwise.

If a stockholder wishes to consent in writing to the removal of certain of the members of the Board, but not to the removal of all three current directors recommended for removal by the Participants, such stockholder may do so by checking the appropriate “consent” box on the enclosed WHITE consent card and writing the name of each such person that the stockholder does not wish to be removed.  If fewer than three directors are removed pursuant to the Director Removal Proposal and there are more Nominees receiving the requisite number of consents to fill vacancies pursuant to the Director Election Proposal than the number of such resulting vacancies, then the Participants intends to fill the vacancies in the following order:  Cipora Lavut, David Mann and Robert Lempert.

As of March 26, 2019, based on the Transfer Online Report, there were 53,453,661 shares of Common Stock outstanding, each entitled to one consent per share.  Accordingly, the written consent of the holders of at least 26,726,831 shares of outstanding Common Stock and entitled to vote would be necessary to effect the Director Removal Proposal and remove Messrs. Buschur, Anderson and Yu from Aura’s Board.  Therefore, to avoid disputes arising from the withdrawal of consents by Mr. Darymple and Mr. Kendall, written consents representing shares of Common Stock in addition to the shares of Common Stock entitled to consent held by the Participants and their supporters are being sought to effect the Director Removal Proposal and remove the three members of the Board.  In the event that holders of less than 26,726,831 shares of Common Stock consent to the removal of any existing director, then such director will not be removed pursuant to the Director Removal Proposal.

The text of the Director Removal Proposal resolution is as follows:

RESOLVED, that pursuant to and in accordance with Section 141(k) of the DGCL and Article III, Section 3.12 of the Bylaws, each of Ronald Buschur, Si Ryong Yu and William Anderson be, and each hereby is, removed without cause, effective immediately, as directors of the Company.

WE URGE YOU TO CONSENT TO THE DIRECTOR REMOVAL PROPOSAL.

PROPOSAL NO. 2:    DIRECTOR ELECTION PROPOSAL

The Board of Directors is currently comprised of five directors, three of whom would be removed if Proposal No. 1 is approved.  This Director Election Proposal would elect Cipora Lavut, David Mann and Robert Lempert as directors of the Company to fill the vacancies that would be created by the adoption of Proposal No. 1.  In such event, Aura’s Board would be comprised of the three Nominees together with Messrs. Douglas and Diaz-Versón, Jr.  If the number of Nominees elected pursuant to the Director Election Proposal is less than the number of Board vacancies, then such unfilled vacancies, pursuant to Section 3.4 of the Company’s Bylaws, may be filled at the discretion of the newly constituted Board.  Section 3.4 of the Company’s Bylaws states:

Vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

You should refer to Exhibit 3(II) of the Company’s Annual Report on Form 10-K filed on June 15, 2009 for a full copy of the Bylaws.  All of the Nominees, if elected, would hold office until such person’s successor has been elected or until such person’s death, resignation, retirement or removal.  Each of the Nominees has consented to serve as a director of the Company if elected.  See “Information Regarding the Nominees” for more information about the Nominees.

As of March 26, 2019, based on the Transfer Online Report, there were 53,453,661 shares of Common Stock outstanding, each entitled to one consent per share.  Accordingly, the written consent of the holders of at least 26,726,831 shares of outstanding Common Stock and entitled to vote would be necessary to effect the Director Election Proposal and elect Mr. Mann, Ms. Lavut and Mr. Lempert to Aura’s Board.  Therefore, to avoid disputes arising from the withdrawal of consents by Mr. Darymple and Mr. Kendall, and avoid further delay, written consents representing shares of Common Stock in addition to the shares of Common Stock entitled to consent held by the Participants and their supporters are being sought to effect the Director Election Proposal and elect the three Nominees to the Board.  In the event that holders of less than 26,726,831 shares of Common Stock consent to the election of any Nominee, then such Nominee will not be elected pursuant to the Director Election Proposal.

The text of the Director Election Proposal resolution is as follows:

FURTHER RESOVED, that each of Cipora Lavut, David Mann and Robert Lempert be, and each hereby is, elected pursuant to and in accordance with Section 223 of the DGCL as directors of the Company and fill the vacancies created by the foregoing director removals, to serve until the next annual meeting of the Company or until their respective successors has been duly elected and qualified.

WE URGE YOU TO CONSENT TO THE DIRECTOR ELECTION PROPOSAL.

INFORMATION REGARDING THE NOMINEES

Set forth below is the name, age, present principal occupation and employment history of each of the Nominees for at least the past five years.  The information regarding each Nominee has been furnished to the Participants by each Nominee.

Name and Business Address	Age	Background
David Mann 5565 Chemin De La cote De Liesse Montreal, Quebec, Canada H40 1A1	48

Mr. Mann has been Vice President of Marketing for Mann Marketing, a manufacturing and import company, since 1990 and the Vice President of Sales of that company since 2007. From 2000 until 2007, Mr. Mann also served as Vice President of Operations. Mr. Mann has extensive experience dealing with all aspects of marketing and sales, as well as suppliers in both North America and China. His marketing and sales experience, particularly in China, would provide the Board with important knowledge and insight in a key target market of the Company.

Mr. Mann has been an investor in the Aura since 2007. Mr. Mann is presently the record holder of 557,264 shares of Aura Common Stock, the beneficial holder of an additional 785,851 shares of Aura Common Stock, and holds warrants to purchase approximately 400,000 shares of the Company’s Common Stock at an exercise price of $1.40 per share. Mr. Mann’s warrants are exercisable through 2020.

Mr. Mann previously served as a director of the Company from November 28, 2017 (when he was appointed by the then-Board to fill one of the two existing vacancies) until January 11, 2018. Mr. Mann holds a degree in Business Administration from College St. Laurent, Montreal, Canada.

Cipora Lavut 227 Sandy Springs Place Suite D56 Sandy Springs, GA 30328	63

Ms. Lavut was one of Aura’s original founding members. From 1987 to 2002 Ms. Lavut served on Aura’s Board and as a Senior Vice President. During this period, Ms. Lavut was instrumental to Aura receiving large contracts from The Boeing Company, Litton Industries and the United States Air Force. Ms. Lavut also provided critical investor relations and marketing support during this time. Ms. Lavut left Aura in 2002. At the request of Aura’s then Board of Directors and management, in 2006 Ms. Lavut returned to Aura as Vice President in charge of investors relations and

Name and Business Address	Age	Background

corporate communication. In January 2016, Ms. Lavut left the Company to pursue other business ventures. Ms. Lavut presently provides marketing and business consulting to a variety of retail and service-oriented businesses. She earned a degree in marketing from California State University, Northridge, in 1987.

Ms. Lavut is presently the record holder of 287,846 shares and beneficial holder of additional 207,610 shares.

Captain (ret.) Robert Lempert 1209 Chapel Avenue West Cherry Hill, NJ 08002	76

Dr. Lempert is a retired dentist with many years of experience investing in numerous high technology companies and running his own business. Dr. Lempert also served as a Captain in the U.S. Army for two years and served on the Company’s Board from 2017 to 2018.

He graduated from University of Pennsylvania and had a one year residency at the Albert Einstein Medical Center in Philadelphia. He was a member of the American Dental Association and the Academy of General Dentistry.

Dr. Lempert has been a significant investor, shareholder and an active advocate of Aura’s technology for more than 20 years and, as such, his interests are significantly aligned with this Consent Solicitation purpose to install leadership that is committed to enhancing long-term shareholder value.

Dr. Lempert is the record holder of 53,963 shares of Aura Common Stock and is the beneficial holder of an additional 138,000 shares of Aura Common Stock. Dr. Lempert also holds warrants to purchase 100,000 shares of the Company’s Common Stock at an exercise price of $1.40 per share. Dr. Lempert’s warrants are exercisable through 2022.

None of the corporations or organizations in which each of the Nominees has conducted his or her principal occupation or employment during the past five years was a parent, subsidiary or other affiliate of the Company.  No Nominee holds any current position or office with the Company or has any family relationship with any current executive officer or director of the Company.  No Nominee or any associate of any Nominee has any arrangement or understanding with any person with respect to any future employment of the Company or with respect to any future transactions to which the registrant or any of its affiliates will or may be a party.  If elected, we believe that each of the Nominees will be considered an independent director of the Company under Item 407(a) of Regulation S-K.

INFORMATION REGARDING THE PARTICIPANTS

This Consent Solicitation is being made by Zvi Kurtzman, Elimelech Lowy and each of the three Nominees.

Zvi Kurtzman

Mr. Kurtzman is a physicist (M.S. Physics from the University of California, Riverside) and one of the founders of Aura. He served as Aura’s CEO from 1987-2002. During this period, he spearheaded the growth of the Company from a five employee start-up to an international presence with more than 1000 employees worldwide. Under Mr. Kurtzman’s leadership, the Company entered into numerous agreements and contracts related to electromagnetic and electro-optical technologies developed by Aura with Daewoo Electronics of South Korea, BMW of Germany, Fujitsu of Japan, IAI of Israel, Jet Propulsion laboratory, to name a few, the Company also received more than 80 patents related to electromagnetic and electro-optical technologies.

Mr. Kurtzman left Aura in March 2002. In June of 2002, in connection with an investigation of Aura and its majority-owned subsidiary Newcom, Inc., Mr. Kurtzman, without admitting or denying any of the allegations filed by the SEC, consented to a bar against serving as an officer or director of any public company and paid a $75,000 fine. At the request of Aura’s then Board of Directors and management, from 2006-2015 Mr. Kurtzman returned to Aura as an employee in order to provide the Company with technical assistance regarding Aura’s staple product, the AuraGen. In 2015, Aura entered into an agreement with BetterSea, LLC, a consulting firm owned by Mr. Kurtzman, pursuant to which Mr. Kurtzman continued to provide services to Aura as an outside consultant. The consulting contract was terminated after February 28, 2019, and was not renewed. Aura paid Better Sea approximately $370,000 in 2018 for services and expenses. Aura owes BetterSea approximately $500,000 past due for work performed from 2016 through February 2019. In addition, Aura owes Mr. Kurtzman past due wages for work performed while he was an employee of the Company during 2006 through 2015 of approximately $300,000.

As of the date of this filing, Mr. Kurtzman was the record owner of 7,764,276 shares of Common Stock and the beneficial owner of an additional 39,022 shares of Common Stock. Mr. Kurtzman’s principal business address is 419 Oakmont Place, Atlanta, GA 30327.

Elimelech Lowy

Elimelech Lowy, known as the Tosher Rebbe, is the Grand Rabbi of the Tosh Hasidic dynasty, founded in Hungary in the seventeenth century. Following the Holocaust, the movement relocated to North America and is presently centered in Quebec and New York State. As of the date of this filing, Rabbi Lowy was the record owner of 3,519,768 shares of Common Stock and the beneficial owner of an additional 8,217,595 shares of Common Stock. Rabbi Lowy’s principal business address is 36 Beth Halevy Boisbriand, Quebec, Canada J7E 4H4.

The principal business and principal business address of each Nominee is disclosed in the section titled “INFORMATION REGARDING THE NOMINEES” above.

Please see Annex I for all transactions in the Common Stock effectuated by each of the Participants during the past two years.

Except as set forth in this Consent Statement (including the Annexes hereto): (i) during the past ten years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant in this Consent Solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Issuer during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate (as that term is defined in Rule 14a-1 of the Exchange Act) of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the Participants, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Consent Statement.

Except as disclosed in this Consent Statement, there are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

SOLICITATION OF CONSENTS

The solicitation of consents pursuant to this Consent Solicitation is being made by the Participants.  Consents may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.  The Participants will solicit consents from individuals, brokers, banks, bank nominees and other institutional holders.  The Participants have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record.  The Participants have not retained any proxy advisors to provide solicitation or advisory services in connection with this Consent Soliciation.

Our estimate of the total maximum cost to be incurred in connection with this Consent Solicitation (excluding litigation costs, if any) is $200,000.  To date, approximately $120,000 of expenses have been incurred in connection with this Consent Solicitation.  The Participants will bear the costs of this Consent Solicitation.  To the extent legally permissible, if successful in the adoption of the Proposals in whole or in part, we currently intend to seek reimbursement from the Company for our costs and expenses in connection of this Consent Solicitation.  We do not currently intend to submit the question of such reimbursement to a vote of the stockholders of the Company.

APPRAISAL RIGHTS

Stockholders are not entitled to appraisal rights under Delaware law in connection with the Proposals or this Consent Solicitation.

SPECIAL INSTRUCTION:

If you were a record holder of shares of Common Stock as of the close of business on the Record Dates for this Consent Solicitation, you may elect to consent to, withhold consent or abstain with respect to the Proposals by marking the “CONSENT”, “WITHHOLD CONSENT” or “ABSTAIN” box, as applicable, underneath each Proposal on the accompanying WHITE consent card and signing, dating and returning it promptly in the enclosed post-paid envelope.

IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED “CONSENT,” “WITHHOLD CONSENT” OR “ABSTAIN” FOR THE PROPOSALS THAT STOCKHOLDER WILL BE DEEMED TO HAVE CONSENTED TO ALL PROPOSALS, EXCEPT THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY DIRECTOR WHOSE NAME IS WRITTEN IN THE APPLICABLE SPACE PROVIDED IN ACCORDANCE WITH THE INSTRUCTION TO PROPOSAL 1 ON THE CONSENT CARD.  IF A STOCKHOLDER EXECUTES AND DELIVERS A WHITE CONSENT CARD, BUT FAILS TO CHECK A BOX MARKED “CONSENT” OR “WITHHOLD CONSENT” FOR PROPOSAL 2 THAT THE STOCKHOLDER WILL NOT BE DEEMED TO CONSENT TO THE ELECTION OF ANY DIRECTOR WHOSE NAME IS WRITTEN IN THE APPLICABLE SPACE PROVIDED IN ACCORDANCE WITH THE INSTRUCTION TO PROPOSAL 2 ON THE CONSENT CARD.

YOUR CONSENT IS IMPORTANT.  PLEASE SIGN AND DATE THE ENCLOSED WHITE CONSENT CARD AND RETURN IT IN THE ENCLOSED POST-PAID ENVELOPE PROMPTLY.  YOU MUST DATE YOUR CONSENT IN ORDER FOR IT TO BE VALID.  FAILURE TO SIGN, DATE AND RETURN YOUR CONSENT WILL HAVE THE SAME EFFECT AS REJECTING THE PROPOSALS.

If your shares are held in the name of a bank, brokerage firm, dealer, trust company or other nominee, only it can execute a consent with respect to those shares of Common Stock and only on receipt of specific instructions from you.  Thus, you should contact the person responsible for your account and give instructions for the WHITE consent card to be signed representing your shares.  You should confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions to Zvi Kurtzman or Robert Lempert, so that we will be aware of all instructions given and can seek to ensure that those instructions are followed.

If you have any questions, require assistance in voting your WHITE consent card, or need additional copies of this Consent Statement, please contact Zvi Kurtzman or Robert Lempert at the phone number or email listed below.

Zvi Kurtzman	Robert Lempert
Telephone: 310-801-5019	Telephone: 856-912-4139
E-mail: harry@kurtzman.name	E-mail: drrtl@comcast.net

Important Notice Regarding the Availability of this Consent Statement

This Consent Statement and all other solicitation materials in connection with this Consent Solicitation are available on the Internet, free of charge, at the SEC’s website at www.sec.gov.

Information Concerning the Issuer

Stockholders are referred to the Company’s public filings with respect to certain disclosure relating to the Company that this Consent Statement has omitted.  The Participants expect that the Company will furnish the stockholders with this information, in the Company’s consent revocation statement or proxy statement for the Company’s annual meeting.  Such disclosure include, among other things, information regarding securities of the Company beneficially owned by the Company’s directors, nominees and management; certain stockholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning executive compensation; and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the next Annual Meeting and for consideration for inclusion in the proxy materials for that meeting.  If the Company does not distribute its consent revocation statement or proxy statement for the Company’s annual meeting, we will distribute to the stockholders a supplement to this Consent Statement containing those required disclosures that have been omitted herein.

Except as otherwise noted herein, the information in this Consent Statement concerning the Company has been taken from or is based upon documents and records on file with the SEC and other publicly available information.  The Company’s SEC filings available to the public at the SEC’s website at www.sec.gov.  We do not take responsibility, except to the extent imposed by law, for the accuracy or completeness of statements in public documents and records that were not prepared by or on behalf of the Participants, or for any failure of the Company to disclose in its public documents and records any events that may affect the significance or accuracy of the information contained herein.  For information regarding the security ownership of certain beneficial owners and management of the Company, see Annex II.

Conclusion

We urge you to carefully consider the information contained in the attached Consent Statement and then support our efforts by signing, dating and returning the enclosed WHITE consent card today.

Thank you for your support.

ANNEX I

TRANSACTIONS BY THE PARTICIPANTS IN THE SECURITIES OF AURA SYSTEMS, INC. DURING THE PAST TWO YEARS

This Annex I sets forth information with respect to each purchase and sale of shares of Common Stock that was effectuated by a Participant, or affiliates of a Participant, during the past two years.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Zvi Kurtzman

DATE	DESCRIPTION
12/04/2017	Redemption 127,500 AUSI shares
12/07/2017	Redemption 25,000 AUSI shares
12/08/2017	Bought 2000 AUSI @ 0.1155
12/13/2017	Bought 5000 AUSI @ 0.1177
12/27/2017	Bought 1000 AUSI @ 0.1301
01/18/2018	Bought 5000 AUSI @ 0.18
01/24/2018	Bought 5000 AUSI @ 0.165
01/31/2018	Bought 5000 AUSI @ 0.15
02/15/2018	Redemption 128,639 AUSID shares
02/16/2018	Bought 100 AUSID @ 1
02/16/2018	Bought 50 AUSID @ 0.99
02/16/2018	Bought 100 AUSID @ 0.96
02/21/2018	Bought 100 AUSID @ 0.91
02/22/2018	Bought 100 AUSID @ 0.7997
02/26/2018	Sold 1000 AUSID @ 0.7
02/28/2018	Sold 1000 AUSID @ 0.6803
02/28/2018	Sold 2000 AUSID @ 0.68
03/01/2018	Bought 100 AUSID @ 0.7
03/02/2018	Bought 100 AUSID @ 0.7
03/05/2018	Bought 100 AUSID @ 0.73
03/06/2018	Bought 2000 AUSID @ 0.61
03/07/2018	Sold 500 AUSID @ 0.69
03/09/2018	Sold 3353 AUSID @ 0.72

DATE	DESCRIPTION
03/14/2018	Bought 100 AUSI @ 0.73
03/16/2018	Bought 100 AUSI @ 0.74
04/04/2018	Sold 5000 AUSI @ 0.61
04/05/2018	Bought 10000 AUSI @ 0.32
04/06/2018	Bought 500 AUSI @ 0.518
04/06/2018	Bought 2500 AUSI @ 0.45
04/18/2018	Bought 2000 AUSI @ 0.375
04/20/2018	Bought 2500 AUSI @ 0.27
05/03/2018	Bought 3000 AUSI @ 0.156
05/03/2018	Bought 1000 AUSI @ 0.1562
05/14/2018	Bought 400 AUSI @ 0.248
05/22/2018	Bought 5000 AUSI @ 0.25
05/24/2018	Bought 5000 AUSI @ 0.25
05/24/2018	Bought 200 AUSI @ 0.295
05/25/2018	Bought 500 AUSI @ 0.223
05/30/2018	Bought 1000 AUSI @ 0.1999
06/29/2018	Sold 2350 AUSI @ 0.49
07/24/2018	Bought 2000 AUSI @ 0.3
07/26/2018	Bought 100 AUSI @ 0.25
07/26/2018	Bought 200 AUSI @ 0.35
08/03/2018	Sold 5000 AUSI @ 0.3
08/03/2018	Sold 2500 AUSI @ 0.36
08/07/2018	Sold 5000 AUSI @ 0.2201
08/10/2018	Sold 1000 AUSI @ 0.3
08/15/2018	Bought 2500 AUSI @ 0.36
08/15/2018	Bought 500 AUSI @ 0.36
08/16/2018	Bought 500 AUSI @ 0.36
08/16/2018	Bought 500 AUSI @ 0.39
08/21/2018	Bought 500 AUSI @ 0.35
08/23/2018	Bought 500 AUSI @ 0.32

DATE	DESCRIPTION
08/27/2018	Bought 500 AUSI @ 0.32
08/29/2018	Bought 500 AUSI @ 0.35
08/29/2018	Bought 500 AUSI @ 0.35
08/31/2018	Bought 476 AUSI @ 0.35
10/12/2018	Bought 500 AUSI @ 0.325
10/17/2018	Bought 1000 AUSI @ 0.325
10/19/2018	Bought 500 AUSI @ 0.32
10/22/2018	Bought 200 AUSI @ 0.32
10/24/2018	Bought 300 AUSI @ 0.31
10/25/2018	Bought 200 AUSI @ 0.31
11/01/2018	Bought 800 AUSI @ 0.31
11/05/2018	Bought 250 AUSI @ 0.31
11/06/2018	Bought 100 AUSI @ 0.3
11/07/2018	Bought 100 AUSI @ 0.31
11/13/2018	Bought 100 AUSI @ 0.3
11/15/2018	Bought 100 AUSI @ 0.3
11/19/2018	Bought 100 AUSI @ 0.29
11/20/2018	Bought 100 AUSI @ 0.29
11/21/2018	Bought 100 AUSI @ 0.27
11/30/2018	Bought 500 AUSI @ 0.2
11/30/2018	Bought 500 AUSI @ 0.2
12/07/2018	Bought 500 AUSI @ 0.1975
12/07/2018	Bought 500 AUSI @ 0.2
12/11/2018	Bought 5000 AUSI @ 0.175
12/11/2018	Bought 500 AUSI @ 0.2
12/12/2018	Bought 5000 AUSI @ 0.15
12/12/2018	Bought 100 AUSI @ 0.2
12/14/2018	Bought 5000 AUSI @ 0.17
12/18/2018	Bought 100 AUSI @ 0.18
12/18/2018	Bought 1857 AUSI @ 0.135

DATE	DESCRIPTION
12/18/2018	Bought 100 AUSI @ 0.2
12/19/2018	Bought 100 AUSI @ 0.2
12/20/2018	Bought 5000 AUSI @ 0.15
12/20/2018	Bought 300 AUSI @ 0.2
12/21/2018	Bought 100 AUSI @ 0.188
12/21/2018	Bought 100 AUSI @ 0.1596
12/21/2018	Bought 500 AUSI @ 0.1445
12/27/2018	Bought 500 AUSI @ 0.1573
12/27/2018	Bought 1412 AUSI @ 0.1122
12/28/2018	Bought 250 AUSI @ 0.1978
12/28/2018	Bought 250 AUSI @ 0.1584
12/28/2018	Bought 250 AUSI @ 0.1584
12/31/2018	Bought 200 AUSI @ 0.249
01/07/2019	Sold 500 AUSI @ 0.29
01/08/2019	Bought 100 AUSI @ 0.3324
01/10/2019	Bought 100 AUSI @ 0.31
01/11/2019	Bought 100 AUSI @ 0.338
01/14/2019	Bought 100 AUSI @ 0.328
01/16/2019	Sold 1000 AUSI @ 0.31
01/17/2019	Bought 100 AUSI @ 0.338
01/22/2019	Bought 100 AUSI @ 0.2945
02/07/2019	Sold 2000 AUSI @ 0.4
02/07/2019	Sold 500 AUSI @ 0.4
02/19/2019	Bought 100 AUSI @ 0.49
02/19/2019	Sold 1000 AUSI @ 0.45
02/19/2019	Sold 269 AUSI @ 0.45
02/26/2019	Sold 2000 AUSI @ 0.4001
02/26/2019	Sold 2000 AUSI @ 0.4
02/26/2019	Sold 2000 AUSI @ 0.4
02/28/2019	Sold 3000 AUSI @ 0.42

DATE	DESCRIPTION
02/28/2019	Sold 1000 AUSI @ 0.41
03/01/2019	Sold 1000 AUSI @ 0.4101
03/05/2019	Bought 100 AUSI @ 0.46
03/07/2019	Sold 2000 AUSI @ 0.4102
03/07/2019	Sold 1100 AUSI @ 0.4101
03/12/2019	Bought 100 AUSI @ 0.5
03/14/2019	Sold 2000 AUSI @ 0.44
03/15/2019	Sold 471 AUSI @ 0.4301
03/15/2019	Sold 1529 AUSI @ 0.4201
03/22/2019	Sold 5000 AUSI @ 0.35
03/22/2019	Sold 2000 AUSI @ 0.35
04/05/2019	Sold 2000 AUSI @ 0.3621
04/05/2019	Bought 100 AUSI @ 0.45

David Mann

DATE	DESCRIPTION
04/25/2017	Bought 14600 AUSI @ 0.12
04/27/2017	Bought 100 AUSI @ 0.13
05/01/2017	Bought 5000 AUSI @ 0.142
05/02/2017	Bought 5000 AUSI @ 0.148
05/04/2017	Sold 25000 AUSI @ 0.16
05/05/2017	Bought 10000 AUSI @ 0.17
05/05/2017	Bought 5000 AUSI @ 0.165
05/08/2017	Bought 8000 AUSI @ 0.182
05/09/2017	Bought 100 AUSI @ 0.189

05/19/2017	Sold 13100 AUSI @ 0.177
05/19/2017	Sold 20000 AUSI @ 0.177
05/25/2017	Bought 7000 AUSI @ 0.17
05/30/2017	Bought 4000 AUSI @ 0.152
05/30/2017	Bought 6000 AUSI @ 0.151
05/31/2017	Bought 2387 AUSI @ 0.145
05/31/2017	Bought 2613 AUSI @ 0.138
06/01/2017	Bought 5000 AUSI @ 0.15
06/01/2017	Bought 3000 AUSI @ 0.19
06/09/2017	Sold 10000 AUSI @ 0.16
06/12/2017	Bought 5000 AUSI @ 0.134
06/12/2017	Bought 7000 AUSI @ 0.134
06/12/2017	Bought 100 AUSI @ 0.15
06/21/2017	Sold 12100 AUSI @ 0.17
06/23/2017	Sold 20000 AUSI @ 0.16
06/23/2017	Sold 18100 AUSI @ 0.12
06/23/2017	Sold 17000 AUSI @ 0.12
06/23/2017	Sold 44758 AUSI @ 0.12
06/28/2017	Bought 148 AUSI @ 0.159
06/30/2017	Bought 5000 AUSI @ 0.137
07/03/2017	Bought 10110 AUSI @ 0.134
07/03/2017	Bought 6600 AUSI @ 0.134
07/03/2017	Bought 100 AUSI @ 0.15
07/06/2017	Bought 2 AUSI @ 0.10

07/06/2017	Bought 5000 AUSI @ 0.10
07/07/2017	Bought 100 AUSI @ 0.114
07/10/2017	Bought 25000 AUSI @ 0.08
07/10/2017	Bought 15000 AUSI @ 0.07
07/10/2017	Bought 100 AUSI @ 0.099
07/10/2017	Bought 100 AUSI @ 0.109
07/11/2017	Bought 100 AUSI @ 0.097
07/11/2017	Bought 100 AUSI @ 0.109
07/11/2017	Bought 100 AUSI @ 0.105
07/11/2017	Bought 100 AUSI @ 0.105
07/13/2017	Sold 20802 AUSI @ 0.09
07/14/2017	Bought 100 AUSI @ 0.10
07/17/2017	Bought 100 AUSI @ 0.108
07/18/2017	Bought 100 AUSI @ 0.119
07/19/2017	Bought 100 AUSI @ 0.119
07/24/2017	Bought 4164 AUSI @ 0.101
07/25/2017	Bought 779 AUSI @ 0.119
07/25/2017	Bought 9221 AUSI @ 0.119
07/25/2017	Bought 300 AUSI @ 0.11
07/26/2017	Bought 2536 AUSI @ 0.122
07/26/2017	Bought 5000 AUSI @ 0.119
07/26/2017	Bought 7600 AUSI @ 0.11
07/28/2017	Bought 100 AUSI @ 0.123
07/28/2017	Bought 12000 AUSI @ 0.09

07/28/2017	Bought 1472 AUSI @ 0.089
07/28/2017	Bought 100 AUSI @ 0.089
08/08/2017	Bought 10000 AUSI @ 0.072
08/08/2017	Bought 17800 AUSI @ 0.072
08/09/2017	Bought 18428 AUSI @ 0.075
08/09/2017	Bought 4000 AUSI @ 0.075
08/11/2017	Bought 572 AUSI @ 0.073
08/11/2017	Bought 100 AUSI @ 0.073
08/16/2017	Bought 100 AUSI @ 0.069
08/22/2017	Sold 13772 AUSI @ 0.064
08/23/2017	Bought 100 AUSI @ 0.069
08/23/2017	Bought 100 AUSI @ 0.085
08/24/2017	Bought 11300 AUSI @ 0.075
08/29/2017	Bought 9277 AUSI @ 0.07
08/29/2017	Bought 296 AUSI @ 0.066
08/30/2017	Bought 18000 AUSI @ 0.071
08/30/2017	Sold 12000 AUSI @ 0.071
08/30/2017	Bought 100 AUSI @ 0.084
08/30/2017	Bought 1404 AUSI @ 0.085
08/30/2017	Bought 12200 AUSI @ 0.084
08/30/2017	Bought 9500 AUSI @ 0.075
08/30/2017	Bought 100 AUSI @ 0.085
08/31/2017	Sold 1000 AUSI @ 0.07
08/31/2017	Bought 100 AUSI @ 0.078

09/01/2017	Bought 100 AUSI @ 0.076
09/05/2017	Bought 100 AUSI @ .080
09/07/2017	Bought 20000 AUSI @ 0.07
09/07/2017	Bought 3903 AUSI @ 0.075
09/07/2017	Bought 100 AUSI @ 0.08
09/07/2017	Bought 100 AUSI @ 0.084
09/08/2017	Bought 4830 AUSI @ 0.084
09/08/2017	Bought 16970 AUSI @ 0.08
09/12/2017	Bought 5000 AUSI @ 0.077
09/14/2017	Bought 100 AUSI @ 0.085
09/29/2017	Bought 100 AUSI @ 0.10
09/29/2017	Bought 100 AUSI @ 0.092
10/02/2017	Bought 100 AUSI @ 0.085
10/02/2017	Sold 10000 AUSI @ 0.085
10/03/2017	Bought 100 AUSI @ 0.092
10/03/2017	Bought 10000 AUSI @ 0.084
10/11/2017	Sold 1000 AUSI @ 0.07
10/11/2017	Bought 100 AUSI @ 0.084
10/12/2017	Bought 100 AUSI @ 0.12
10/12/2017	Bought 100 AUSI @ 0.10
10/18/2017	Sold 180 AUSI @ 0.077
10/18/2017	Bought 100 AUSI @ 0.09
10/24/2017	Sold 200 AUSI @ 0.082
10/26/2017	Sold 520 AUSI @ 0.08

10/26/2017	Bought 100 AUSI @ 0.115
10/30/2017	Bought 3000 AUSI @ 0.111
10/30/2017	Bought 5000 AUSI @ 0.13
10/30/2017	Bought 6000 AUSI @ 0.116
11/20/2017	Sold 19593 AUSI @ 0.10
11/21/2017	Bought 100 AUSI @ 0.102
11/24/2017	Bought 10000 AUSI @ 0.095
11/27/2017	Sold 10000 AUSI @ 0.095
11/27/2017	Bought 100 AUSI @ 0.12
11/28/2017	Bought 113 AUSI @ 0.12
11/29/2017	Bought 1180 AUSI @ 0.12
11/21/2018	Sold 13758 AUSI @ 0.241
11/21/2018	Sold 6125 AUSI @ 0.22
11/21/2018	Sold 9000 AUSI @ 0.21
12/13/2018	Sold 5000 AUSI @ 0.175
12/28/2018	Bought 4405 AUSI @ 0.10
01/18/2019	Sold 6968 AUSI @ 0.31
01/30/2019	Sold 250 AUSI @ 0.28
02/11/2019	Sold 1000 AUSI @ 0.51
02/21/2019	Sold 2700 AUSI @ 0.45
02/27/2019	Sold 2500 AUSI @ 0.44
03/11/2019	Bought 2928 AUSI @ 0.46
03/18/2019	Bought 1400 AUSI @ 0.44
03/18/2019	Sold 2500 AUSI @ 0.41

03/20/2019	Bought 2122 AUSI @ 0.38
03/22/2019	Bought 2800 AUSI @0.375
03/26/2019	Sold 5300 AUSI @ 0.35
04/02/2019	Bought 12 AUSI @ 0.35

Cipora Lavut

DATE	DESCRIPTION
11/27/2017	Bought 24800 AUSI @ 0.115
11/28/2017	Bought 25200 AUSI @ 0.12
02/26/2018	Bought 1000 AUSID @ 0.7
02/20/2018	Bought 1 AUSID @ 0.7003
04/20/2018	Bought 4000 AUSI @ 0.275
05/02/2018	Bought 2000 AUSI @ 0.1981
05/03/2018	Bought 1500 AUSI @ 0.1562
05/03/2018	Bought 12500 AUSI @ 0.1562
05/04/2018	Bought 5000 AUSI @ 0.2235
05/04/2018	Bought 25000 AUSI @ 0.19
05/07/2018	Bought 13400 AUSI @ 0.1751
05/07/2018	Bought 13400 AUSI @ 0.1751
05/21/2018	Bought 5000 AUSI @ 0.2
05/21/2018	Bought 5000 AUSI @ 0.2
05/24/2018	Bought 10200 AUSI @ 0.19
05/30/2018	Bought 15747 AUSI @ 0.2
05/30/2018	Bought 9253 AUSI @ 0.1999
05/30/2018	Bought 10000 AUSI @ 0.2
06/01/2018	Bought 9000 AUSI @ 0.2
06/05/2018	Bought 3444 AUSI @ 0.15
06/15/2018	Bought 4600 AUSI @ 0.2199

06/15/2018	Bought 400 AUSI @ 0.219
12/28/2018	Bought 5000 AUSI @ 0.1584

Robert Lempert

Robert & Joyce Lempert

DATE	DESCRIPTION
04/26/2017	Sold 10000 AUSI @ 0.142
05/02/2017	Sold 21000 AUSI @ 0.165
06/16/2017	Sold 25000 AUSI @ 0.17
06/16/2017	Sold 10000 AUSI @ 0.17
06/19/2017	Sold 14000 AUSI @ 0.16
06/19/2017	Sold 7000 AUSI @ 0.16
10/10/2017	Bought 7000 AUSI @ 0.09

Robert T Lempert Roth IRA

DATE	DESCRIPTION
04/27/2017	Sold 5500 AUSI @ 0.148
04/27/2017	Sold 8000 AUSI @ 0.1401
05/01/2017	Sold 15000 AUSI @ 0.1549
05/02/2017	Sold 5000 AUSI @ 0.16
05/02/2017	Sold 20000 AUSI @ 0.165
05/02/2017	Sold 9000 AUSI @ 0.1651
05/02/2017	Sold 5000 AUSI @ 0.165
05/03/2017	Sold 5000 AUSI @ 0.16
05/03/2017	Sold 5000 AUSI @ 0.16
05/03/2017	Sold 20000 AUSI @ 0.165
05/03/2017	Sold 20000 AUSI @ 0.165
05/03/2017	Sold 9000 AUSI @ 0.1651

DATE	DESCRIPTION
05/03/2017	Sold 5000 AUSI @ 0.165
05/03/2017	Sold 9000 AUSI @ 0.1651
05/03/2017	Sold 5000 AUSI @ 0.165
05/03/2017	Sold 15000 AUSI @ 0.1549
05/03/2017	Sold 15000 AUSI @ 0.1549
05/03/2017	Sold 14000 AUSI @ 0.18
05/05/2017	Sold 7000 AUSI @ 0.178
06/15/2017	Sold 10000 AUSI @ 0.16
06/15/2017	Sold 10000 AUSI @ 0.16
06/19/2017	Sold 15000 AUSI @ 0.16
03/06/2018	Sold 2000 AUSID @ 0.64
05/21/2018	Bought 2000 AUSI @ 0.2
03/15/2019	Sold 2000 AUSI @ 0.421

Robert T Lempert IRA

DATE	DESCRIPTION
04/18/2017	Bought 7000 AUSI @ 0.1
04/19/2017	Bought 7000 AUSI @ 0.1
04/24/2017	Sold 14000 AUSI @ 0.12
05/09/2017	Sold 3000 AUSI @ 0.18
05/24/2017	Sold 4000 AUSI @ 0.152
06/21/2017	Bought 5000 AUSI @ 0.155
06/22/2017	Bought 2000 AUSI @ 0.1439
08/11/2017	Bought 7000 AUSI @ 0.0699
09/19/2017	Bought 7000 AUSI @ 0.0599
09/20/2017	Bought 7000 AUSI @ 0.0651
10/10/2017	Bought 7000 AUSI @ 0.09
10/20/2017	Bought 7000 AUSI @ 0.1
02/28/2018	Sold 5000 AUSID @ 0.65

DATE	DESCRIPTION
05/21/2018	Bought 3000 AUSI @ 0.22
05/21/2018	Bought 1000 AUSI @ 0.2
08/06/2018	Sold 2000 AUSI @ 0.3
08/27/2018	Bought 2000 AUSI @ 0.32
03/15/2019	Sold 3000 AUSI @ 0.4301
03/15/2019	Sold 2000 AUSI @ 0.421

In addition to the transactions disclosed above, during the past two years, Aura issued shares of Common Stock to the Participants as follows:

In February 28, 2018, Robert Lempert received 44,449 shares of Common Stock in conversion of a portion of indebtedness of Aura to Dr. Lempert.

On February 28, 2018, the Company issued to Elimelech Lowy 2,653,061 shares of Common Stock for $1.3 million.

On February 28, 2018, Aura issued to Cipora Lavut 158,730 shares of Common Stock in payment of unpaid wages earned during her employment (2006 — 2016).

On February 28, 2018, Aura issued to Zvi Kurtzman 357,142 shares of Common Stock in partial payment of unpaid wages earned during his employment (2006 — 2015).

On March 14, 2018, Aura issued to David Mann 247,555 shares of Common Stock for $113,500.

On August 15, 2018, Aura issued 7,364,735 shares of Common Stock to Zvi Kurtzman in connection with the Consulting Agreement with BetterSea LLC dated June 19, 2017.

ANNEX II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and related text and notes are reprinted from the Company’s Annual Report on Form 10-K for the year ended February 28, 2018, filed with the SEC on June 13, 2018:

The following table sets forth, to the extent of our knowledge, certain information regarding our common stock owned as of May 31,24, 2018 (i) by each person who is known to be the beneficial owner of more than 5% of our outstanding common stock, (ii) by each of our Directors and the named executive officers in the Summary Compensation Table, and (iii) by all Directors and current executive officers as a group:

Beneficial Ownership Table

Beneficial Owner (1)	Number of Shares of Common Stock	Percent of Common Stock (1)
Melvin Gagerman (2)	1,113,829	2.68%
William Anderson (3)	2,857	*
Salvador Diaz Versón, Jr. (4)	296,664	0.72%
Gary Douglas (3)	10,000	*

All current executive officers and Directors as a group (four)	1,423,350	3.4%

5% Stockholders
Warren Breslow (5)	8,359,195	20.17%
Robert Kopple (6)	3,133,737	7.56%
Elimelech Lowy (7)	14,092,051	34.0%

* Less than 1% of outstanding shares.

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission. The calculation of the percentage of beneficial ownership is based upon 41,437,035 shares of common stock outstanding on May 31, February 28, 2018. In computing the number of shares beneficially owned by any stockholder and the percentage ownership of such stockholder, shares of common stock which may be acquired by a such stockholder upon exercise or conversion of warrants or options which are currently exercisable or exercisable within 60 days of May 31, February 28, 2018, are deemed to be exercised and outstanding. Such shares, however, are not deemed outstanding for purposes of computing the beneficial ownership percentage of any other person. Shares issuable upon exercise of warrants and options which are subject to stockholder approval are not deemed outstanding for purposes of determining beneficial ownership. Except as indicated by footnote, to our knowledge, the persons named in the table above have the sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

(2) Including 810,751 warrants and options exercisable within 60 days of February 28, 2018

(3) Messrs. Anderson, Diaz-Versón, Jr., and Douglas were appointed to the board of directors on March 29, 2019 by written consent of stockholders representing more than 50% of the outstanding shares of the Company’s common stock entitled to vote in the election of directors.

(4) Mr. Diaz-Versón, Jr. previously served on the Company’s board of directors from 2006 until January 11, 2018 and reappointed to the board of directors on March 29, 2019 by written consent of stockholders representing more than 50% of the outstanding shares of the Company’s common stock entitled to vote in the election of directors. Including 255,848 warrants and options exercisable within 60 days of February 28, 2018.

II-1

(5) Including 703,414 warrants and options exercisable within 60 days of February 28, 2018.

(6) The business address of Mr. Kopple is 10866 Wilshire Blvd., Suite 1500, Los Angeles, California 90024. The Company is also presently engaged in a dispute with Mr. Kopple that includes a claim regarding approximately 3.27 million warrants which Mr. Kopple claims to be owed to him and his affiliates by the Company. The Company believes that it has valid defenses against Mr. Kopple’s claims and that no warrants are issuable to Mr. Kopple. Accordingly, the amount reflected herein does not include the warrants in dispute. See Item 3. “Legal Proceedings”, “Liquidity and Capital Resources” in “Item 7.

(7) Includes 4,186,561 warrants exercisable within 60 days of February 28, 2018 and 4,207,329 shares of common stock over which Mr. Lowy holds a power of attorney to vote such shares.

II-2

ANNEX III

EFiled: Apr 08 2019 04:24PM EDT Transaction ID 63136277 Case No. 2019-0263-

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

CIPORA LAVUT, ROBERT LEMPERT, DAVID MANN, PETER DALRYMPLE and ZVI KURTZMAN,

Plaintiffs,	C.A. No.

v.

AURA SYSTEMS, INC.,

Defendant.

VERIFIED COMPLAINT PURSUANT TO 8 DEL. C. § 225

Plaintiffs, by and through their undersigned counsel, bring this Verified Complaint pursuant to 8 Del. C. § 225 against Aura Systems, Inc. (“Aura” or the “Company”). The allegations in this Verified Complaint are based upon Plaintiffs’ personal knowledge with regard to their own acts and upon information and belief as to all other matters.

INTRODUCTION

1.                                      Plaintiffs are among several stockholders who hold the power to vote, in the aggregate, a majority of Aura’s shares and who delivered consents with respect to those shares. On March 26 and 27, 2019, a majority of stockholders delivered to the Company written consents (the “Consents”) removing and replacing three of five members of Aura’s Board of Directors (the “Board”). The action was precipitated by growing concerns that the Board abdicated its

III-1

responsibility to manage the Company’s business and affairs and protect its crucially important intellectual property, and was participating in, or acquiescing to, self-dealing and gross mismanagement by senior executives.

2.                                      Refusing to accept the stockholders’ will, members of the displaced Board falsely contended the number of shares as to which the Consents were expressed fell short of a majority. In addition, purporting to speak on behalf of the deposed Board majority (the “Old Board Majority”), former directors and others repeatedly threatened that unless the Consents are withdrawn, they would defame signatories and promulgate litigation claims they admitted lack a good faith basis. One signatory also was offered a “consulting contract” as an inducement to withdraw his Consents.

3.                                      Against this backdrop, the displaced directors are presiding over the looting of the business through transfers of assets, operations and intellectual property to entities affiliated with those who, until recently, ran the company. Defendants’ conduct is damaging Aura.

4.                                      Plaintiffs bring this action to enforce the Consents and to confirm the Aura Board’s current membership.(1)

(1)                                 Because this is a narrow summary proceeding, Plaintiffs have not brought substantive claims against members of the “Old Board” at this juncture, but reserve the right to do so at a proper time.

III-2

THE PARTIES

5.                                      Defendant Aura Systems, Inc. is a Delaware corporation headquartered at 10541 Ashdale St., Stanton, California 90680. Founded in 1987, Aura designs, assembles and sells induction power systems for mobile power generation applications. As set forth in the Company’s Form 10-Q/A filed February 1, 2019, as of January 14, 2019, the Company had 48,801,770 shares of common stock outstanding, trading on the over-the-counter market.

6.                                      Plaintiffs are Aura stockholders. As detailed below, each, along with others, executed written Consents in March 2019 to remove and replace three of five members of Aura’s Old Board (as defined below). In the aggregate, the Consents represented a majority of Aura’s voting shares. Pursuant to the Consents, Plaintiffs Cipora Lavut, Robert Lempert and David Mann were elected to replace the removed directors and each is presently a member of the Board. Ms. Lavut was elected Chairman on March 27, 2019. Defendants refuse to recognize the effectiveness of the Consents.

7.                                      Non-parties Ronald Buschur, Si Ryong Yu, William Anderson, Gary Douglas and Salvador Diaz-Verson, Jr. were members of the Board of Directors of Aura (the “Old Board”). Yu, Buschur and Anderson were removed as a result of the Consents although, on information and belief, each continues to claim he is a director. Douglas and Diaz-Verson remain on the Board.

III-3

8.                                      Prior to April 6, 2019, Gagerman was Aura’s Chief Executive Officer, Secretary and Interim Chief Financial Officer. On that date, the new majority, at a special meeting of the Board, terminated his employment by the Company. On information and belief, Mr. Gagerman denies that his status as CEO, Secretary and Interim CFO was terminated.

9.                                      Mr. Buschur was appointed to fill a board vacancy on July 3, 2018. Upon information and belief, shortly thereafter, Buschur was elected chairman of the Board and began exercising day-to-day control over the Company’s business, including through instructions issued to Defendant Gagerman.

10.                               Non-party Kevin Michaels, in concert with Mr. Buschur, has exercised control over Aura since shortly after Mr. Buschur was designated as the Company’s Chair. On information and belief, in March 2019, Mr. Buschur named Mr. Michaels Aura’s Treasurer and Controller, vesting him with check-signing authority. As shown below, Mr. Michaels is and has been a key conspirator with the Old Board in the wrongs alleged in this Complaint, including: denying the effectiveness of the Consents; obstructing the efforts of Aura’s new Board to exercise control over the Company; and improperly and recklessly disclosing Aura’s highly sensitive intellectual property to third parties.

III-4

SUBSTANTIVE ALLEGATIONS

11.                               Aura’s business is centered on its patented axial flux electromagnetic technology. The technology was developed by a team including physicist Zvi Kurtzman, a founder and significant shareholder of Aura. Aura invested more than $150 million developing and commercializing the technology and has gone to great lengths protecting its exclusive control over it. The technology is used by the militaries of the United States, South Korea, Israel, Great Britain and others. It has been adopted for commercial applications in over twenty different countries.

12.                               For a period, Mr. Kurtzman was Aura’s Chief Executive Officer. In 2001, the Securities and Exchange Commission began an inquiry into alleged accounting issues at a previously wholly-owned Aura subsidiary that had been spun out in an IPO in 1997. Aura retained majority stock ownership in the new public company, but Kurtzman was never an officer, director, or shareholder. In 2002, Mr. Kurtzman agreed in an SEC consent decree to step down from formal involvement as an officer and director in Aura.

13.                               In June 2005, Aura sought relief under chapter 11 of the Federal Bankruptcy law. In February 2006, it emerged as a reorganized public company, and Mr. Gagerman became Chief Executive Officer and Chief Financial Officer. Under Mr. Gagerman, debt swelled from zero to more than $55 million. The Company also was chronically late on SEC filings and failed to hold stockholder

III-5

meetings. By mid-2015, Gagerman had mothballed the Company and placed all of its physical assets in storage.

14.                               The Board turned back to Mr. Kurtzman for help restoring viability and stability to the Company. In late 2015, Aura retained his consulting company, BetterSea LLC (“BetterSea”), to advise and assist Aura in organizing and implementing Kurtzman’s proposed debt and capital restructuring plan and to raise new investment capital. The engagement was later broadened to include advice and assistance in scientific development of magnetic technology for axial induction machinery and electromagnetic high force actuators, as well as technical and sales support relating to various government and quasi-government grants and commercial customers.

15.                               Over the next two years, Mr. Kurtzman pared Aura’s debt by $35 million, raised $5 million in new equity, was instrumental in creating a joint venture to exploit the Chinese market with a Chinese partner — Jiangsu Shengfeng Mobile Power Technology Co., Ltd. (“JSMPT”) — that invested more than $10 million in the effort. Aura also came current on its SEC filings and, in January 2018, held its first (and only) stockholder meeting in seven years.

Turmoil at the Top

16.                               Immediately prior to the January 2018 stockholder meeting, the Aura Board consisted of Mr. Gagerman, Mr. Diaz-Verson, Robert Kopple and Plaintiffs

III-6

Robert Lempert and David Mann. On January 11, stockholders elected an entirely new slate of directors, including Mr. Buschur, Roland Bopp, Michael Paritee, Jonathan Sloane and Gary Wells.

17.                               By late March, Messrs. Sloane, Bopp and Buschur had resigned. The remaining directors filled the vacancies with Michael Sawruk, John M. Cochran and Jeffrey D. Cowan. In addition, the Board appointed Dr. Timothy B. O’Brien as interim Chief Executive Officer and Timothy O’Toole as interim Chief Financial Officer, replacing Mr. Gagerman.

18.                               By March 29, 2018, however, Mr. Gagerman convinced a majority of the stockholders to reinstate him. On that date, the full Board was removed by written consent of a majority of the stockholders and replaced with Messrs. Douglas, Diaz-Verson and Anderson, leaving two seats vacant. (Ex. A, attached) Stockholders expressing consents solicited and used by Mr. Gagerman in 2018 included several stockholders who expressed Consents last month — Plaintiffs Rabbi Lowy (voting 10,872,625 shares) and Mr. Mann (1,347,541 shares), as well as non-party Hebiao Song (1,428,571 shares) — which were accepted as valid by the Company. The newly constituted Board then fired the interim CEO and CFO, reinstalling Mr. Gagerman.

19.                               Aura does not have a classified Board and its Certificate of Incorporation does not contain any provision limiting the right of stockholders to

III-7

act by written consent or to remove directors. Indeed, the By-Laws explicitly recognize the right of stockholders to approve by written consents any action that can be taken by a stockholder vote, and the ability of stockholders to remove directors for any reason or no reason. Amended and Restated Bylaws of Aura Systems, Inc., §§ 2.13, 3.12.

20.                               On July 3, 2018, the Board appointed Messrs. Buschur and Yu to fill the two board vacancies that remained after the March 2018 action by written consent. Mr. Buschur claimed to have significant ties with Middle Eastern investors and represented he could raise at least $10 million in new capital from them. On the strength of his representations, Mr. Buschur was elected Chairman with the understanding that he would become CEO if he raised at least $10 million in new equity.

Buschur’s and Michael’s Control

21.                               Shortly after being named Chairman, Mr. Buschur hired Mr. Michaels, supposedly to develop a long-term growth plan. In reality, Mr. Michaels has functioned as Aura’s de facto Chief Operating Officer, with direct day-to-day control over the Company’s operations and assets.

22.                               Previously, Mr. Buschur and Mr. Michaels served together as senior executives of now-defunct PowerWave Technologies Inc. (“PowerWave”). In 2013, PowerWave filed for bankruptcy protection. In July 2015, the chapter 7

III-8

trustee filed an adversary proceeding alleging Messrs. Buschur and Michaels schemed with other senior executives to inflate the company’s results (and their own performance bonuses) through fraudulent artifices, including reporting fictitious income. It also was alleged that, on the eve of the bankruptcy, the executives transferred over $10 million in assets to foreign affiliates to put them out of the creditors’ reach. The executives agreed to pay $5.5 million to settle the claims.

23.                               In or around March 2019, with the agreement or acquiescence of the Old Board, Mr. Buschur and Mr. Gagerman caused Aura to formalize Mr. Michaels’ role as de facto treasurer and controller. The new role gives Mr. Michaels check signing authority with respect to Aura’s accounts.

24.                               The Old Board offered to vest Mr. Buschur with the title of CEO. On information and belief, no agreement to that effect was finalized, but the terms discussed included options on five million shares to vest over five years, and an initial salary of $175,000 per annum, increasing to $250,000 if and when Mr. Buschur raised new financing of $10 million. Although Mr. Buschur has been in office for nine months, the promised Middle East investment has not materialized.

Buschur’s Mismanagement

25.                               As noted above Mr. Gagerman’s first tour as CEO led to swollen debts and missed deadlines. Since he retook the helm, the Gagerman-Buschur-

III-9

Michaels cabal has taken numerous actions that are, at best, questionable and that raise questions of self-dealing.

26.                               In late 2018, Aura’s Chinese Partner, JSMPT, placed a $1 million order for the Company’s proprietary systems. Payment was due in three installments, with the final $300,000 tranche due on delivery of the units in January 2019. Mr. Buschur, however, claimed there was a “billion dollar” opportunity with an unidentified classified government agency. Mr. Buschur asserted he was on a committee evaluating proposals for the secret project and, as a result, he had inside knowledge that Peak Industries of Spokane, Washington, would win the contract. Mr. Buschur and Mr. Gagerman directed that the Company focus all efforts on working with Peak, as a result of which Aura was unable to make timely delivery of the order for JSMPT and forfeited the final payment. JSMPT offered, nonetheless, to release a portion of the final payment if Aura completed a reduced delivery by mid-March, but the focus on Peak prevented that from happening as well.

27.                               Mr. Buschur’s biography identifies him as an “advisor” of Peak Industries. (Ex. B at 4, attached)

The 2019 Consents

28.                               For numerous reasons, including those described above, many of Aura’s stockholders became increasingly concerned about the Company’s

III-10

direction. Unfortunately, despite its statutory obligation to do so, the Company has failed to hold an annual meeting of stockholders since January 2018.

29.                               On March 26, 2019, stockholders with the power to vote a majority of Aura’s shares expressed written consents removing Mr. Buschur as a director, replacing him with Ms. Lavut (the “First Consent”) (Ex. C, attached). The stockholders who expressed consents are listed below, along with the number of shares each had the power to vote:

Stockholder	Shares Voted
Elimelech Lowy	11,902,615
Zvi Kurtzman	7,810,379
Donald Kendall Jr.	2,315,764
Peter Dalrymple	2,097,247
Hebiao Song	1,428,571
David Mann	1,297,541
Cipora Lavut	495,603
Robert Lempert	234,049

The shares as to which consents were expressed totaled 27,581,769 — 56.5% of the total 48,801,770 shares outstanding as of January 14, 2019 according to Aura’s Form 10-Q/A filed February 1, 2019. (Ex. D at 2 of 25, attached)

30.                               Mr. Mann emailed the First Consents to Mr. Gagerman on March 26, also sending them by First Class Mail to the Company’s headquarters and to Aura’s Registered Agent for service in Delaware.

31.                               Almost immediately after Mr. Mann emailed out the First Consent,

III-11

Mr. Gagerman texted Mr. Mann, confirming he received the First Consent, adding he would call Mr. Mann shortly to discuss it.

32.                               Mr. Mann heard nothing further from Mr. Gagerman, and on March 2,7 a majority of Aura shareholders delivered by the same means additional written consents removing Messrs. Yu and Anderson as directors and replacing them with Mr. Mann and Mr. Lempert (the “Second Consents” and together with the First Consent, the “Consents”). (Ex. E, attached)

The Response to the Consents

33.                               Also on March 27, Mr. Douglas (who was not removed) called Ms. Lavut and told her he was not opposed to the Consents, and that the Board would meet later in the day to discuss the validity of the Consents. None of the newly elected directors was invited to the meeting. Ms. Lavut objected in writing that she was now a director and should attend. (Ex. F, attached)

34.                               Later that day, Mr. Gagerman called Mr. Dalrymple, one of the signatories to the Consents, and told him the displaced Board refused to acknowledge the Consents. Mr. Gagerman falsely accused Mr. Kurtzman of taking millions of dollars from Aura, and claimed the Board had hired attorneys to draft “numerous” complaints against Mr. Kurtzman. Mr. Gagerman further attempted to convince Mr. Dalrymple to withdraw his support for the Consents.

35.                               Mr. Gagerman also spoke with Mr. Mann that evening, claiming he

III-12

had uncovered “dirt” on Aura’s largest shareholder — Rabbi Lowy — which he and the Old Board would publicize if the Consents were not rescinded.(2) In addition, Mr. Gagerman threatened to initiate a complaint with the Securities and Exchange Commission falsely claiming Mr. Kurtzman was improperly controlling Aura.

36.                               Gagerman then called Mr. Kurtzman. In that call, Gagerman repeated his threats to malign the reputation of Rabbi Lowy and to initiate a frivolous SEC complaint against Mr. Kurtzman.

37.                               An attorney for Mr. Kurtzman contacted Mr. Gagerman and demanded that he cease from making false accusations and defamatory statements. (Ex. G, attached) The correspondence went unanswered.

The New Board Meets

38.                               On March 27, the newly appointed Board members met by teleconference. The two directors who had not been removed from the Old Board (Mr. Douglas and Mr. Diaz-Verson) were given notice, but did not attend. Mr. Gagerman also was asked to participate, but did not do so. Ms. Lavut was elected Board Chair.

39.                               Later that evening, Mr. Gagerman again called Mr. Mann and repeated the threats to defame Rabbi Lowy and Mr. Kurtzman. In another call

(2)         Known as the Tosher Rebbe, Rabbi Lowy is the Grand Rabbi of the Tosh Hassidic dynasty, founded in Hungary. Following the Holocaust, the movement relocated to North America and is centered in Quebec and New York State.

III-13

with Mr. Kurtzman, Mr. Gagerman made the threats yet again. Mr. Gagerman told Mr. Kurtzman there was no good faith basis to file a claim with the SEC, but said the “perception” created by such a claim would be damaging to Mr. Kurtzman.

40.                               In a March 27, 2019 letter to Mr. Mann, Mr. Gagerman wrote that the Consents were ineffective, claiming the Majority Stockholders did not own enough shares to cross the 50% threshold. (Ex. H, attached). According to Mr. Gagerman, the Majority Stockholders owned a total of 15,873,597 shares — 8,527,288 less than the amount needed. The vote count was false in several respects.

41.                               Mr. Gagerman purported to set forth the number of shares each stockholder owned according to Aura’s stock register. In fact, the signatories to the Consents are the record owners, and hold powers of attorney for record owners, of 24,490,828 shares — enough to effectuate the action. For example, Mr. Gagerman credited Rabbi Lowy with 3,519,768 shares, although he actually owns 9,724,224 of record. The inaccuracy is particularly curious given that Mr. Gagerman himself signed the certificates evidencing the shares. (Ex. I, attached)(3)

42.                               Mr. Gagerman excluded shares for which the Company knows the stockholder expressing the consent has full voting power. For example, Aura’s Report on Form 10-K for the year ended February 28, 2018, as of May 31, 2018, states that Rabbi Lowy owned 14,092,051 shares including 4,186,561 warrants

(3)   Mr. Gagerman has not released all of the share certificates to the record owners.

III-14

exercisable within 60 days of February 28, 2018 and 4,207,329 shares of common stock over which Mr. Lowy holds a power of attorney to vote such stock.” (Ex. J at 44-45 of 71, attached) He credited Mr. Dalrymple with no shares, ignoring 2,077,103 shares held by LPD Investments, as to which Peter Dalrymple has sole voting authority. He credited Mr. Mann with 557,264 shares, ignoring 400,882 shares as to which Mr. Mann had voting authority under powers of attorney.

43.                               Mr. Gagerman’s erroneous vote count was echoed in an April 5 letter from a law firm purporting to represent the Company, which introduced an additional error by omitting the shares of two of the signatories to the Consents who, together own 2.7 million shares of record. (Ex. K, attached) The letter also repeated the threats directed to Rabbi Lowy and Mr. Kurtzman, making conclusory allegations of supposed wrongdoing devoid of detail or corroboration. Plaintiffs’ counsel responded in an April 8 letter, again rejecting the threats. (Ex. L, attached)

44.                               The law firm’s letter was particularly surprising because the firm also represented the stockholders who removed and replaced the Board in 2018 — including three stockholders to which the firm is now adverse. Moreover, the contention that only shares held of record may be counted is inconsistent with that firm’s position in 2018 — when it successfully demanded that shares subject to powers of attorney running to Rabbi Lowy and Mr. Mann be counted. (Ex. M, attached)

III-15

45.                               On March 29, Mr. Anderson called Mr. Kurtzman, telling him that if he dropped his support for the Consents, Aura would reinstate the agreement under which Mr. Kurtzman’s consulting firm provided services to the Company. Mr. Kurtzman refused the inducement. Mr. Anderson called again on March 30, at which point he told Mr. Kurtzman he “was not necessarily opposed” to Mr. Buschur’s removal and would discuss the matter further with the remainder of the Old Board.

46.                               As of the filing of this Complaint, the Old Board continues to reject the Consents.

Devaluing Aura’s Intellectual Property

47.                               Aura’s trade secrets and proprietary know-how is central to the Company’s value — particularly given the adoption of Aura’s technology by numerous Western militaries. Given that sensitivity, Aura has made the preservation of its secrets a high priority. For example, Aura’s Chinese joint venture partner JSMPT, is not permitted to manufacture the AuraGen® rotor and must acquire all rotor sub-assemblies and certain software elements from the Company.

48.                               Plaintiffs have learned that over the past several months, Mr. Buschur (with the apparent acquiescence of Mr. Gagerman and the Old Board) has undercut Aura’s control over its intellectual property by disclosing it to other parties. Mr.

III-16

Buschur directed that all generator manufacturing for any project will be done by Peak and, in January 2019, provided Peak with the know-how required to fabricate the sub-assemblies and of finished generators. Mr. Buschur assigned two Aura employees to provide technical assistance and training for Peak personnel.

49.                               On April 4, 2019, Mr. Kurtzman received a call from Khaliq Rahman, an Aura engineering consultant with whom Mr. Kurtzman had worked in the past. Mr. Rahman disclosed he had been directed by Mr. Gagerman to deliver engineering drawings, schematics, part lists, proprietary software files, and board layouts to Mr. Yu, an electrical engineer formerly employed by Daewoo Electronics Company in a senior manufacturing management position. Mr. Yu told Mr. Rahman he would provide the materials to Korean engineers with whom he was affiliated so that they could fabricate components needed to complete the JSMPT order. When Mr. Rahman expressed concerns about the disclosures of Aura’s proprietary know-how, Mr. Gagerman told him “you must do this.”

50.                               Plaintiffs, including a majority of the Board, believe the disclosure of Aura’s intellectual property seriously threatens the Company’s future. Unencumbered by the Old Board’s interference, they would halt further knowledge transfers and do whatever they can to recover the information that already was compromised.

III-17

51.                               The Old Board’s actions appear to be part of an undisclosed plan to scrap Aura’s manufacturing capability and to convert the Company into a licensing firm. Plaintiffs also have received information indicating that the Old Board plans to close Aura’s 20,000 square foot facility and move to a luxurious office suite and that they have directed employees to identify inventory and equipment to be sold or abandoned. The Old Board is also pursuing a large stock placement that would place a large amount of stock in friendly hands.

52.                               The disclosures of Aura’s intellectual property is contrary to the will of the stockholders as expressed through the Consents, and to the will of a majority of the Board as reconstituted through the Consents. It threatens Aura with catastrophic irreparable harm, and may have already caused significant harm. Plaintiffs are without an adequate remedy at law.

COUNT I

53.                               Plaintiffs repeat and re-allege the allegations of the Complaint as if set forth fully here.

54.                               Plaintiffs are among several stockholders who hold the power to vote, in the aggregate, a majority of Aura’s shares in a meeting or by written consent. Each validly executed and delivered the Consents, removing and replacing a majority of the Old Board.

55.                               The Consents are valid and effective.

III-18

56.                               The refusal to accept the Consents and the corporate changes effected by the Consents is improper.

57.                               Plaintiffs have been and continue to be harmed by Defendants’ misconduct.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment as follows:

a.                                      Temporarily, preliminarily and permanently enjoining Aura, those acting in concert with it, members of the Old Board and their respective associates, affiliates and representatives from altering the status quo pending resolution of this action;

b.                                      Declaring that (i) the Consents are valid and effective; and (ii) the proper Aura Board of Directors consists of Ms. Lavut, Mr. Mann, Mr. Lempert, Mr. Douglas and Mr. Diaz-Verson;

c.                                       Permanently barring members of the Old Board and their respective associates, affiliates and representatives from denying the validity of the 2019 Consents and the authority of the directors elected by those Consents;

d.                                      Permanently barring members of the Old Board removed as a result of the 2019 Consents from purporting to act as members of the Aura Board of Directors, as officers, employees or representatives of Aura,

III-19

or in any other way purporting to exercise authority on behalf of Aura;

e.                                       Awarding Plaintiffs the costs and disbursements of this action, including reasonable attorneys’ fees and expenses; and

f.                                        Granting such other and further relief as the Court deems just and proper.

Dated: April 8, 2019	BALLARD SPAHR LLP

/s/ David J. Margules
David J. Margules (Del. No. 2254)
Elizabeth A. Sloan (Del. No. 5045)
R. Michael Lindsey (Del. No. 2711)
Brittany M. Giusini (Del. No. 6034)
919 North Market Street, 11th Floor
Wilmington, DE 19801-3034
Tel: (302) 252-4432
Fax: (302) 252-4466

Counsel for Plaintiffs

III-20

Efiled: Apr 08 2019 04:24PM EDT Transaction ID 63136277 Case No. 2019-0263-

UNSWORN DECLARATION UNDER 10 DEL. C. § 3927

I, Cipora Lavut, a plaintiff in the action, declare under penalty of perjury that I have read the Verified Complaint and that the factual allegations contained therein are true and correct, except that in the case of allegations based upon information and belief, I believe such allegations to be true; and insofar as they relate to the acts of any other person, they are believed by me to be true. I make this verification under penalty of perjury under the laws of Delaware.

Executed on the 8th day of April, 2019.

/s/ Cipora Lavut
Cipora Lavut

III-21

Efiled: Apr 08 2019 04:24PM EDT Transaction ID 63136277 Case No. 2019-0263-

UNSWORN DECLARATION UNDER 10 DEL. C. § 3927

I, Robert Lempert, a plaintiff in the action, declare under penalty of perjury that I have read the Verified Complaint and that the factual allegations contained therein are true and correct, except that in the case of allegations based upon information and belief, I believe such allegations to be true; and insofar as they relate to the acts of any other person, they are believed by me to be true. I make this verification under penalty of perjury under the laws of Delaware.

Executed on the 8th day of April, 2019.

/s/ Robert Lempert
Robert Lempert

III-22

Efiled: Apr 08 2019 04:24PM EDT Transaction ID 63136277 Case No. 2019-0263-

UNSWORN DECLARATION UNDER 10 DEL. C. § 3927

I, David Mann, a plaintiff in the action, declare under penalty of perjury that I have read the Verified Complaint and that the factual allegations contained therein are true and correct, except that in the case of allegations based upon information and belief, I believe such allegations to be true; and insofar as they relate to the acts of any other person, they are believed by me to be true. I make this verification under penalty of perjury under the laws of Delaware.

Executed on the 8th  day of April, 2019.

/s/ David Mann
David Mann

III-23

Efiled: Apr 08 2019 04:24PM EDT Transaction ID 63136277 Case No. 2019-0263-

UNSWORN DECLARATION UNDER 10 DEL. C. § 3927

I, Zvi Kurtzman, a plaintiff in the action, declare under penalty of perjury that I have read the Verified Complaint and that the factual allegations contained therein are true and correct, except that in the case of allegations based upon information and belief, I believe such allegations to be true; and insofar as they relate to the acts of any other person, they are believed by me to be true. I make this verification under penalty of perjury under the laws of Delaware.

Executed on the 8th  day of April, 2019.

/s/ Zvi kurtzman
Zvi kurtzman

III-24

EFiled: Apr 08 2019 04:24PM EDT Transaction ID 63136277 Case No. 2019-0263-

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 3(A)

OF THE RULES OF THE COURT OF CHANCERY

The information contained herein is for the use by the Court for statistical and administrative purposes only. Nothing stated herein shall be deemed an admission by or binding upon any party.

1. Caption of Case:

Cipora Lavut, Robert Lempert, David Mann, Peter Dalrymple, and Zvi Kurtzman v. Aura Systems, Inc.

2. Date Filed:                        April 8, 2019

3. Name and address of counsel for plaintiff(s):

David J. Margules (Del. No. 2254), Elizabeth A. Sloan (Del. No. 5045), R. Michael Lindsey (Del. No. 2711),

Brittany M. Giusini (Del. No. 6034)

919 North Market Street, 11th Floor

Wilmington, DE 19801-3034

4. Short statement and nature of claim asserted:

Plaintiffs seek enforcement of consents removing and replacing a majority of the Aura Systems, Inc. Board of Directors as well as a status quo order governing the company pending judgment.

5. Substantive field of law involved (check one):

☐ Administrative law	☐ Labor law	☐ Trusts, Wills and Estates
☐ Commercial law	☐ Real Property	☐ Consent trust petitions
☐ Constitutional law	☐ 348 Deed Restriction	☐ Partition
☒ Corporation law	☐ Zoning	☐ Rapid Arbitration (Rules 96,97)
☐ Trade secrets/trade mark/or other intellectual property		☐ Other

6. Related cases, including any Register of Wills matters (this requires copies of all documents in this matter to be filed with the Register of Wills):

N/A

7. Basis of court’s jurisdiction (including the citation of any statute(s) conferring jurisdiction):

10 Del. C. § 341; 8 Del. C. § 225

8. If the complaint seeks preliminary equitable relief, state the specific preliminary relief sought.

N/A

9. If the complaint seeks a TRO, summary proceedings, a Preliminary Injunction, or Expedited Proceedings, check here ☒. (If #9 is checked, a Motion to Expedite must accompany the transaction.)

10. If the complaint is one that in the opinion of counsel should not be assigned to a Master in the first instance, check here and attach a statement of good cause. ☒

/s/ David J. Margules (Del. No. 2254), Elizabeth A. Sloan (Del. No. 5045)/ R. Michael Lindsey (Del. No.2711), Brittany M. Giusini (Del. No. 6034)
Signature of Attorney of Record & Bar ID

III-25

IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE

CIPORA LAVUT, ROBERT LEMPERT, DAVID MANN, PETER DALRYMPLE, and ZVI KURTZMAN,

Plaintiffs,	C.A. No.

v.

AURA SYSTEMS, INC.,

Defendant.

CERTIFICATE OF GOOD CAUSE

I, David J. Margules, counsel for Plaintiffs Cipora Lavut, Robert Lempert, David Mann, Peter Dalrymple, and Zvi Kurtzman, state that this action should not be assigned to a Master in the first instance because it is a summary proceeding that will require the prompt attention of the Chancellor or a Vice-Chancellor. Specifically, Plaintiffs are seeking expedited temporary relief in the form of a status quo order.

Dated: April 8, 2019	BALLARD SPAHR LLP

/s/ David J. Margules
David J. Margules (Del. No. 2254)
Elizabeth A. Sloan (Del. No. 5045)
R. Michael Lindsey (Del. No. 2711)
Brittany M. Giusini (Del. No. 6034)
919 North Market Street, 11th Floor
Wilmington, DE 19801-3034
Tel: (302) 252-4432
Fax: (302) 252-4466

Counsel for Plaintiffs

III-26

ANNEX IV

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

CIPORA LAVUT, ROBERT LEMPERT,	)
DAVID MANN, and ZVI KURTZMAN,	)
)
Plaintiffs,	)	C.A. No. 2019-0263-JRS
)
v.	)
)
AURA SYSTEMS, INC.,	)
)
Defendant.	)

ANSWER AND VERIFIED COUNTERCLAIM PURSUANT TO 8

DEL. C. § 225

Defendant and Counterclaim Plaintiff Aura Systems, Inc. (“Aura” or the “Company”), by and through its undersigned attorneys, hereby responds to the Verified Complaint Pursuant to 8 Del. C. §225 (the “Complaint”) as follows:

INTRODUCTION(1)

1.                                      Plaintiffs are among several stockholders who hold the power to vote, in the aggregate, a majority of Aura’s shares and who delivered consents with respect to those shares. On March 26 and 27, 2019, a majority of stockholders delivered to the Company written consents (the “Consents”) removing and replacing three of five members of Aura’s Board of Directors (the “Board”). The action was precipitated by growing concerns that the Board abdicated its responsibility to manage the Company’s business and affairs and protect its crucially important intellectual property, and was participating in, or acquiescing to, self-dealing and gross mismanagement by senior executives.

(1) The headings throughout the Complaint do not constitute well-pleaded allegations of fact and therefore require no response. To the extent a response is deemed required, they are denied.

ANSWER: Aura denies the allegations in the first sentence of Paragraph 1, except admits that Plaintiffs are stockholders of the Company. The allegations in the second sentence of Paragraph 1 are Plaintiffs’ characterization of this action and legal conclusions, to which no response is required. To the extent a response is deemed required, the allegations in the second sentence of Paragraph 1 are denied. Aura is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations in Paragraph 1.

2.                                      Refusing to accept the stockholders’ will, members of the displaced Board falsely contended the number of shares as to which the Consents were expressed fell short of a majority. In addition, purporting to speak on behalf of the deposed Board majority (the “Old Board Majority”), former directors and others repeatedly threatened that unless the Consents are withdrawn, they would defame signatories and promulgate litigation claims they admitted lack a good faith basis. One signatory also was offered a “consulting contract” as an inducement to withdraw his Consents.

ANSWER: Aura denies the allegations of Paragraph 2.

3.                                      Against this backdrop, the displaced directors are presiding over the looting of the business through transfers of assets, operations and intellectual property to entities affiliated with those who, until recently, ran the company. Defendants’ conduct is damaging Aura.

ANSWER: Aura denies the allegations of Paragraph 3.

4.                                      Plaintiffs bring this action to enforce the Consents and to confirm the Aura Board’s Current membership.

ANSWER: The allegations of Paragraph 4 and the corresponding footnote are legal conclusions and Plaintiffs’ characterization of this action, to which no response is required.

THE PARTIES

5.                                      Defendant Aura Systems, Inc. is a Delaware corporation headquartered at 10541 Ashdale St., Stanton, California 90680. Founded in 1987, Aura designs, assembles and sells induction power systems for mobile power generation applications. As set forth in the Company’s Form 10-Q/A filed February 1, 2019, as of January 14, 2019, the Company had 48,801,770 shares of common stock outstanding, trading on the over-the-counter market.

ANSWER: Aura admits the allegations in the first and second sentence of Paragraph 5, except denies that the allegations are a complete description of the Company’s business activities and function. Aura admits the allegations in the third sentence of Paragraph 5.

6.                                      Plaintiffs are Aura stockholders. As detailed below, each, along with others, executed written Consents in March 2019 to remove and replace three of five members of Aura’s Old Board (as defined below). In the aggregate, the Consents represented a majority of Aura’s voting shares. Pursuant to the Consents, Plaintiffs Cipora Lavut, Robert Lempert and David Mann were elected to replace the removed directors and each is presently a member of the Board. Ms. Lavut was elected Chairman on March 27, 2019. Defendants refuse to recognize the effectiveness of the Consents.

ANSWER: Aura admits the allegation in the first sentence of Paragraph 6. The allegations of the second, third, fourth and fifth sentences of Paragraph 6 are legal conclusions, to which no response is required. To the extent a response is deemed required, those allegations are denied. The allegations of the final sentence of Paragraph 6 are admitted.

7.                                      Non-parties Ronald Buschur, Si Ryong Yu, William Anderson, Gary Douglas and Salvador Diaz-Verson, Jr. were members of the Board of Directors of Aura (the “Old Board”). Yu, Buschur and Anderson were removed as a result of the Consents although, on information and belief, each continues to claim he is director. Douglas and Diaz-Verson remain on the Board.

ANSWER: Aura admits the allegations in the first sentence of Paragraph 7, except denies that Messrs. Buschur, Yu, Anderson, Douglas and Diaz-Verson, Jr. are former Board members or the “Old Board,” as Plaintiffs characterize it. The allegations in the second sentence of Paragraph 7 are legal conclusions, to which no response is required. To the extent a response is deemed required, Aura denies the allegations in the second sentence of Paragraph 7, except admits that Messrs. Yu, Buschur, and Anderson claim they are members of the Board. Aura admits the allegations in the third sentence of Paragraph 7.

8.                                      Prior to April 6, 2019, Gagerman was Aura’s Chief Executive Officer, Secretary and Interim Chief Financial Officer. On that date, the new majority, at a special meeting of the Board, terminated his employment by the Company. On information and belief, Mr. Gagerman denies that his status as CEO, Secretary and Interim CFO was terminated.

ANSWER:                 Aura denies the allegation in the first sentence of Paragraph 8 as stated. Aura admits that the Board originally appointed Mr. Gagerman to serve as the Company’s Chief Financial Officer in February 2006 and the Company’s Chief Executive Officer in November 2006, and that Mr. Gagerman has served the Company in these capacities during different times from 2006 to the present. The allegations in the second sentence of Paragraph 8 are legal conclusions, to which no response is required. To the extent a response is deemed required, the allegations in the second sentence of Paragraph 8 are denied. Aura admits the allegations in the third sentence of Paragraph 8.

9.                                      Mr. Buschur was appointed to fill a board vacancy on July 3, 2018. Upon information and belief, shortly thereafter, Buschur was elected chairman of the Board and began exercising day-to-day control over the Company’s business, including through instructions issued to Defendant Gagerman.

ANSWER:                 Aura admits the allegation in the first sentence of Paragraph 9. Aura denies the allegations in the second sentence of Paragraph 9, except admits that Mr. Buschur was elected chairman of the Board on September 13, 2008 and currently serves the Company in this capacity.

10.                               Non-party Kevin Michaels, in concert with Mr. Buschur, has exercised control over Aura since shortly after Mr. Buschur was designated as the Company’s Chair. On information and belief, in March 2019, Mr. Buschur named Mr. Michaels Aura’s Treasurer and Controller, vesting him with check-signing authority. As shown below, Mr. Michaels is and has been a key conspirator with the Old Board in the wrongs alleged in this Complaint, including: denying the effectiveness of the Consents; obstructing the efforts of Aura’s new Board to exercise control over the Company; and improperly and recklessly disclosing Aura’s highly sensitive intellectual property to third parties.

ANSWER:                 The allegations in Paragraph 10 are legal conclusions, to which no response is required. To the extent a response is deemed required, Aura denies the allegations in Paragraph 10, except admits that the Board named Mr. Michaels the Company’s Treasurer on January 24, 2019.

SUBSTANTIVE ALLEGATIONS

11.                               Aura’s business is centered on its patented axial flux electromagnetic technology. The technology was developed by a team including physicist Zvi Kurtzman, a founder and significant shareholder of Aura. Aura invested more than

$150 million developing and commercializing the technology and has gone to great lengths protecting its exclusive control over it. The technology is used by the militaries of the United States, South Korea, Israel, Great Britain and others. It has been adopted for commercial applications in over twenty different countries.

ANSWER:                 Aura admits the allegations in the first sentence of Paragraph 11. Aura is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations of Paragraph 11.

12.                               For a period, Mr. Kurtzman was Aura’s Chief Executive Officer. In 2001, the Securities and Exchange Commission began an inquiry into alleged accounting issues at a previously wholly-owned Aura subsidiary that had been spun out in an IPO in 1997. Aura retained majority stock ownership in the new public company, but Kurtzman was never an officer, director, or shareholder. In 2002, Mr. Kurtzman agreed in an SEC consent decree to step down from formal involvement as an officer and director in Aura.

ANSWER:                 Aura admits the allegations in the first and second sentences of Paragraph 12. Aura is without knowledge or information sufficient to form a belief as to the truth of the allegations in the third sentence of Paragraph 12 except admits that Aura retained a majority stock ownership in a new public company that was “spun out” for an IPO. Aura denies the remaining allegations of Paragraph 12, except admits that in June 2002, in furtherance of an action brought by the SEC against Mr. Kurtzman for violations of federal securities laws, including antifraud, related to accounting fraud and making false and misleading statements in its reports and registration statement, Mr. Kurtzman entered into a Consent Decree with the SEC, which permanently and unconditionally barred him from serving as an officer or director of any public company and required a civil penalty payment of $75,000.

13.                               In June 2005, Aura sought relief under chapter 11 of the Federal Bankruptcy law. In February 2006, it emerged as a reorganized public company, and Mr. Gagerman became Chief Executive Officer and Chief Financial Officer. Under Mr. Gagerman, debt swelled from zero to more than $55 million. The Company also was chronically late on SEC filings and failed to hold stockholder meetings. By mid-2015, Gagerman had mothballed the Company and placed all of its physical assets in storage.

ANSWER:                 Aura admits the allegations in the first and second sentences of Paragraph 13. Aura denies the remaining allegations of Paragraph 13, except admits that Aura’s total liabilities were approximately $53.1 million as of February 28, 2017, and that except for the annual stockholder meeting held on January 11, 2018, Aura’s most recent previous annual stockholder meeting was held on October 27, 2011. By way of further response, in an effort to continue its operations and pay creditors, including Mr. Kurtzman and his family relations, Aura borrowed substantial funds from then-current directors, which constituted approximately 50% of the liabilities. Aura needed to borrow funds because Mr. Kurtzman told Aura that he continued to require and needed to hire additional highly compensated engineers for his product development. However, revenues continued to decrease and customers left the Company because Mr. Kurtzman was unable to deliver working Engine Control Units (“ECUs”), which still have not delivered at this time.

14.                               The Board turned back to Mr. Kurtzman for help restoring viability and stability to the Company. In late 2015, Aura retained his consulting company, BetterSea LLC (“BetterSea”), to advise and assist Aura in organizing and implementing Kurtzman’s proposed debt and capital restructuring plan and to raise new investment capital. The engagement was later broadened to include advice and assistance in scientific development of magnetic technology for axial induction machinery and electromagnetic high force actuators, as well as technical and sales support relating to various government and quasi-government grants and commercial customers.

ANSWER:                 Aura denies the allegations in the first sentence of Paragraph 14. Aura denies the allegations in the second and third sentences of Paragraph 14 as stated. Aura admits that since the Consent Decree in 2002, Mr. Kurtzman provided services, either as a consultant or employee, to Aura, which at times was evidenced by an agreement, and that effective June 19, 2017, the Company entered into a Consulting Agreement with BetterSea, LLC (“BetterSea”), a Wyoming Limited Liability Company, of which Mr. Kurtzman has represented to Aura that he owns or controls (the “2017 BetterSea Agreement”).

15.                               Over the next two years, Mr. Kurtzman pared Aura’s debt by $35 million, raised $5 million in new equity, was instrumental in creating a joint venture to exploit the Chinese market with a Chinese partner — Jiangsu Shengfeng Mobile Power Technology Co., Ltd. (“JSMPT”) — that invested more than $10 million in the effort. Aura also came current on its SEC filings and, in January 2018, held its first (and only) stockholder meeting in seven years.

ANSWER:                 Aura denies the allegations in the first sentence of Paragraph 15, except admits that the Company’s debt decreased between fiscal year February 28, 2018 and 2017, and that the Company’s partner in China - Juangsu Shengfeng Mobile Power Technology Co., Ltd. (“JSMPT”) — agreed to invest in a joint venture, most of which would consist of services and obtaining property, and which Aura is not aware that such investments have occurred. Aura denies the allegations in the second sentence of Paragraph 15, except admits that the Company is current in its SEC filings and disclosure obligations, and that a meeting of the Company’s stockholders occurred in January 2018.

Turmoil at the Top

16.                               Immediately prior to the January 2018 stockholder meeting, the Aura Board consisted of Mr. Gagerman, Mr. Diaz-Verson, Robert Kopple and Plaintiffs Robert Lempert and David Mann. On January 11, stockholders elected an entirely new slate of directors, including Mr. Buschur, Roland Bopp, Michael Paritee, Jonathan Sloane and Gary Wells.

ANSWER:                 Aura admits the allegations of Paragraph 16.

17.                               By late March, Messrs. Sloane, Bopp and Buschur had resigned. The remaining directors filled the vacancies with Michael Sawruk, John M. Cochran and Jeffrey D. Cowan. In addition, the Board appointed Dr. Timothy B. O’Brien as interim Chief Executive Officer and Timothy O’Toole as interim Chief Financial Officer, replacing Mr. Gagerman.

ANSWER:                 Aura admits the allegations of Paragraph 17.

18.                               By March 29, 2018, however, Mr. Gagerman convinced a majority of the stockholders to reinstate him. On that date, the full Board was removed by written consent of a majority of the stockholders and replaced with Messrs. Douglas, Diaz-Verson and Anderson, leaving two seats vacant. (Ex. A, attached) Stockholders expressing consents solicited and used by Mr. Gagerman in 2018 included several stockholders who expressed Consents last month — Plaintiffs Rabbi Lowy (voting 10,872,625 shares) and Mr. Mann (1,347,541 shares), as well as non-party Hebiao Song (1,428,571 shares) — which were accepted as valid by the Company. The newly constituted Board then fired the interim CEO and CFO, reinstalling Mr. Gagerman.

ANSWER:                 Aura denies the allegations in the first sentence of Paragraph 18. Aura denies the allegations in the second sentence of Paragraph 18 as stated. The allegations in the third sentence of Paragraph 18 are legal conclusions, to which no response is required. To the extent a response is deemed required, Aura denies the allegations in the third sentence of Paragraph 18. Aura admits the allegations in the fourth sentence of Paragraph 18.

19.                               Aura does not have a classified Board and its Certificate of Incorporation does not contain any provision limiting the right of stockholders to act by written consent or to remove directors. Indeed, the By-Laws explicitly recognize the right of stockholders to approve by written consents any action that can be taken by a stockholder vote, and the ability of stockholders to remove directors for any reason or no reason. Amended and Restated Bylaws of Aura Systems, Inc., §§ 2.13, 3.12.

ANSWER:                 The allegations of Paragraph 19 are legal conclusions, to which no response is required.

20.                               On July 3, 2018, the Board appointed Messrs. Buschur and Yu to fill the two board vacancies that remained after the March 2018 action by written consent. Mr. Buschur claimed to have significant ties with Middle Eastern investors and represented he could raise at least $10 million in new capital from them. On the strength of his representations, Mr. Buschur was elected Chairman with the understanding that he would become CEO if he raised at least $10 million in new equity.

ANSWER:                 Aura admits the allegations in the first sentence of Paragraph 20. Aura denies the remaining allegations of Paragraph 20, except admits that Mr. Buschur was elected Chairman of the Board on September 13, 2018 and currently serves the Company in that capacity.

Buschur’s and Michael’s Control

21.                               Shortly after being named Chairman, Mr. Buschur hired Mr. Michaels, supposedly to develop a long-term growth plan. In reality, Mr. Michaels has functioned as Aura’s de facto Chief Operating Officer, with direct day-to-day control over the Company’s operations and assets.

ANSWER:                 Aura denies the allegations of Paragraph 21, except admits that the Board named Mr. Michaels the Company’s Treasurer on January 24, 2019.

22.                               Previously, Mr. Buschur and Mr. Michaels served together as senior executives of now-defunct PowerWave Technologies Inc. (“PowerWave”). In 2013, PowerWave filed for bankruptcy protection. In July 2015, the chapter 7 trustee filed an adversary proceeding alleging Messrs. Buschur and Michaels schemed with other senior executives to inflate the company’s results (and their own performance bonuses) through fraudulent artifices, including reporting fictitious income. It also was alleged that, on the eve of the bankruptcy, the executives transferred over $10 million in assets to foreign affiliates to put them out of the creditors’ reach. The executives agreed to pay $5.5 million to settle the claims.

ANSWER:                 Aura admits the allegations in the first and second sentences of Paragraph 22, except denies that PowerWave is “now-defunct,” as characterized by Plaintiffs. Aura denies the remaining allegations of Paragraph 22, which are Plaintiffs’ characterizations of pleadings, filings, and other legal documents relating to the federal bankruptcy proceedings in the United States Bankruptcy Court for the District of Delaware styled In re PowerWave Technologies, Inc., Case No. 13-10134 (Bankr. D. Del.). These materials speak for themselves, and Aura respectfully refers the Court to these documents for their contents in their entirety.

23.                               In or around March 2019, with the agreement or acquiescence of the Old Board, Mr. Buschur and Mr. Gagerman caused Aura to formalize Mr. Michaels’ role as de facto treasurer and controller. The new role gives Mr. Michaels check signing authority with respect to Aura’s accounts.

ANSWER:                 The allegations in Paragraph 23 are legal conclusions, to which no response is required. To the extent a response is deemed required, Aura denies the allegations in of Paragraph 23, except admits that the Board of Directors named Mr. Michaels the Company’s Treasurer on January 24, 2019.

24.                               The Old Board offered to vest Mr. Buschur with the title of CEO. On information and belief, no agreement to that effect was finalized, but the terms discussed included options on five million shares to vest over five years, and an initial salary of $175,000 per annum, increasing to $250,000 if and when Mr. Buschur raised new financing of $10 million. Although Mr. Buschur has been in office for nine months, the promised Middle East investment has not materialized.

ANSWER:                 Aura admits the allegations in the first sentence of Paragraph 24. The remaining allegations of Paragraph 24 are denied.

Buschur’s Management

25.                               As noted above Mr. Gagerman’s first tour as CEO led to swollen debts and missed deadlines. Since he retook the helm, the Gagerman-Buschur- Michaels cabal has taken numerous actions that are, at best, questionable and that raise questions of self-dealing.

ANSWER: Aura denies the allegations of Paragraph 25.

26.                               In late 2018, Aura’s Chinese Partner, JSMPT, placed a $1 million order for the Company’s proprietary systems. Payment was due in three installments, with the final $300,000 tranche due on delivery of the units in January 2019. Mr. Buschur, however, claimed there was a “billion dollar” opportunity with an unidentified classified government agency. Mr. Buschur asserted he was on a committee evaluating proposals for the secret project and, as a result, he had inside knowledge that Peak Industries of Spokane, Washington, would win the contract. Mr. Buschur and Mr. Gagerman directed that the Company focus all efforts on working with Peak, as a result of which Aura was unable to make timely delivery of the order for JSMPT and forfeited the final payment. JSMPT offered, nonetheless, to release a portion of the final payment if Aura completed a reduced delivery by mid-March, but the focus on Peak prevented that from happening as well.

ANSWER: Aura admits the allegations in the first sentence of Paragraph 26. Aura denies the allegations in the second sentence of Paragraph 26, which are Plaintiffs’ characterizations and interpretations of contractual agreements, as the contents and terms of such agreements speak for themselves. Aura denies the remaining allegations of Paragraph 26. By way of further response, Mr. Kurtzman negotiated a series of delivery dates directly with JSMPT, purportedly on behalf of the Company, involving the manufacturing and delivery of, inter alia, ECUs and generators to JSMPT. In order to meet the negotiated deadlines, Mr. Kurtzman was responsible to deliver fully-tested ECUs, along with associated schematics, to the Company with sufficient time for the Company to manufacture and delivery the units to JSMPT. When Mr. Kurtzman failed to provide any fully-tested ECUs with associated schematics to the Company, he negotiated directly with JSMPT, purportedly on behalf of the Company, to extend the deadline dates. Despite the extensions, and to the detriment of the Company and its stockholders, Mr. Kurtzman again failed to deliver by missing all delivery deadlines—and still has not delivered—the fully-tested ECUs to the Company necessary to manufacture and/or deliver the units to JSMPT.

27.                               Mr. Buschur’s biography identifies him as an “advisor” of Peak Industries. (Ex. B at 4, attached)

ANSWER: Aura admits the allegations of Paragraph 27.

The 2019 Consents

28.                               For numerous reasons, including those described above, many of Aura’s stockholders became increasingly concerned about the Company’s direction. Unfortunately, despite its statutory obligation to do so, the Company has failed to hold an annual meeting of stockholders since January 2018.

ANSWER: Aura is without knowledge or information sufficient to form a belief as to the truth of the allegations in the first sentence of Paragraph 28. Aura denies as stated the allegations in the second sentence of Paragraph 28 but does admit that an annual meeting of stockholders has not occurred since January 2018.

29.                               On March 26, 2019, stockholders with the power to vote a majority of Aura’s shares expressed written consents removing Mr. Buschur as a director, replacing him with Ms. Lavut (the “First Consent”) (Ex. C, attached). The stockholders who expressed consents are listed below, along with the number of shares each had the power to vote:

Stockholder	Shares Voted
Elimelech Lowy	11,902,615
Zvi Kurtzman	7,810,379
Donald Kendall Jr.	2,315,764
Peter Dalrymple	2,097,247
Hebiao Song	1,428,571
David Mann	1,297,541
Cipora Lavut	495,603
Robert Lempert	234,049

The shares as to which consents were expressed totaled 27,581,769 — 56.5% of the total 48,801,770 shares outstanding as of January 14, 2019 according to Aura’s Form 10-Q/A filed February 1, 2019. (Ex. D at 2 of 25, attached)

ANSWER: The allegations in the first sentence of Paragraph 29 are legal conclusions, to which no response is required. To the extent a response is deemed required, the allegations are denied. Aura denies the allegations in the second sentence of Paragraph 29, except admits that the individuals identified in Paragraph 29, excluding Peter Dalrymple, are stockholders of record of the Company who purportedly attempted or caused others to attempt to remove Mr. Buschur as a director of the Company and install Ms. Lavut as a director of the Company. These efforts were invalid and unsuccessful. By way of further response, upon information and belief, Mr. Dalrymple has voting control over the shares of common stock held of record by LPD Investments Ltd. By way of further response, by revocations dated April 16, 2019 and April 18, 2019, Mr. Dalrymple and Mr. Kendall, respectively, revoked all prior written consents with respect to any matter at issue in this litigation. True and correct copies of Mr. Dalyrymple’s and Mr. Kendall’s consent revocations are attached hereto as Exhibit A and Exhibit B respectively. Aura denies the allegations in the third sentence of Paragraph 29, except admits that the according to the Company’s Form 10-Q/A filed with the SEC on February 1, 2019, the Company reported 48,801,770 shares of common stock outstanding as of January 14, 2019. Aura respectfully refers the Court to the document for its contents in its entirety.

30.                               Mr. Mann emailed the First Consents to Mr. Gagerman on March 26, also sending them by First Class Mail to the Company’s headquarters and to Aura’s Registered Agent for service in Delaware.

ANSWER: Aura admits that Mr. Gagerman received an email from Mr. Mann on or about March 26, 2019 purportedly attaching written consents, and is without knowledge or information sufficient to form a belief as to the truth of the remaining allegations in Paragraph 30. By way of further response, in his email, Mr. Mann exceeded the scope of his authority by ordering Mr. Gagerman to take various actions concerning the management and operation of the Company.

31.                               Almost immediately after Mr. Mann emailed out the First Consent, Mr. Gagerman texted Mr. Mann, confirming he received the First Consent, adding he would call Mr. Mann shortly to discuss it.

ANSWER: Aura denies the allegations of Paragraph 31.

32.                               Mr. Mann heard nothing further from Mr. Gagerman, and on March 2,7 a majority of Aura shareholders delivered by the same means additional written consents removing Messrs. Yu and Anderson as directors and replacing them with Mr. Mann and Mr. Lempert (the “Second Consents” and together with the First Consent, the “Consents”). (Ex. E, attached)

ANSWER: The allegations of Paragraph 32 are legal conclusions, to which no response is required. To the extent a response is deemed required, Aura denies the allegations of Paragraph 32, except admits that certain stockholders of the Company purportedly attempted or caused others to attempt to remove Messrs. Yu and Anderson as directors of the Company and install Messrs. Mann and Lempert as directors of the Company. These efforts were invalid and unsuccessful. By way of further response, by revocations dated April 16, 2019 and April 18, 2019, Mr. Dalrymple and Mr. Kendall, respectively, have revoked all prior written consents with respect to any matter at issue in this litigation. Exhibit A; Exhibit B.

The Response to the Consents

33.                               Also on March 27, Mr. Douglas (who was not removed) called Ms. Lavut and told her he was not opposed to the Consents, and that the Board would meet later in the day to discuss the validity of the Consents. None of the newly elected directors was invited to the meeting. Ms. Lavut objected in writing that she was now a director and should attend. (Ex. F, attached)

ANSWER: Aura denies the allegations in the first sentence of Paragraph 33 except admits that Mr. Douglas returned a call from Ms. Lavut and that the actions would be discussed later by the Board. Aura admits the allegations in the second sentence of Paragraph 33, except denies that Ms. Lavut and Messrs. Mann and Lemper are “newly elected directors,” as Plaintiffs characterize them. The allegations in the third sentence of Paragraph 33 are Plaintiffs’ characterization and interpretation of a March 27, 2019 email to which no response is required, as the email speaks for itself. Aura respectfully refers the Court to the email for its contents in their entirety, a copy of which appears to be attached to the Complaint as Plaintiffs’ Ex. F. To the extent a response is deemed required, the allegations in the third sentence of Paragraph 33 are denied.

34.                               Later that day, Mr. Gagerman called Mr. Dalrymple, one of the signatories to the Consents, and told him the displaced Board refused to acknowledge the Consents. Mr. Gagerman falsely accused Mr. Kurtzman of taking millions of dollars from Aura, and claimed the Board had hired attorneys to draft

“numerous” complaints against Mr. Kurtzman. Mr. Gagerman further attempted to convince Mr. Dalrymple to withdraw his support for the Consents.

ANSWER: Aura admits the allegations in the first sentence of Paragraph 34, except denies that he used the term “displaced Board,” as Plaintiffs characterize them. By way of further response, by revocations dated April 16, 2019 and April 18, 2019, Mr. Dalrymple and Mr. Kendall, respectively, revoked all prior written consents with respect to any matter at issue in this litigation. Exhibit A; Exhibit B. Aura denies the allegations in the second sentence of Paragraph 34. Aura denies the allegations in the third sentence of Paragraph 34 as stated. Aura admits that Mr. Gagerman spoke to Mr. Dalrymple regarding the Company’s concerns of improper and unauthorized actions by Mr. Kurtzman that harmed the Company and its stockholders, particularly based on the SEC Consent Decree permanently barring Mr. Kurtzman from serving as an officer or director of any public company, including Aura.

35.                               Mr. Gagerman also spoke with Mr. Mann that evening, claiming he had uncovered “dirt” on Aura’s largest shareholder — Rabbi Lowy — which he and the Old Board would publicize if the Consents were not rescinded. In addition, Mr. Gagerman threatened to initiate a complaint with the Securities and Exchange Commission falsely claiming Mr. Kurtzman was improperly controlling Aura.

ANSWER:                 Aura denies the allegations of Paragraph 35, but is without knowledge or information sufficient to form a belief as to the truth of the allegations in the corresponding footnote.

36.                               Gagerman then called Mr. Kurtzman. In that call, Gagerman repeated his threats to malign the reputation of Rabbi Lowy and to initiate a frivolous SEC complaint against Mr. Kurtzman.

ANSWER: Aura denies the allegations of Paragraph 36 as stated. Aura admits that Mr. Gagerman attempted to discuss with Mr. Kurtzman the Company’s concerns regarding improper and unauthorized actions taken by Mr. Kurtzman that harmed the Company and its stockholders, particularly based upon Mr. Kurtzman’s reporting obligations under the Securities Exchange Act of 1934 and the SEC Consent Decree barring Mr. Kurtzman from serving as an officer or director of any public company, including Aura. Apparently and unreasonably, Mr. Kurtzman perceived Mr. Gagerman’s communications as a threat.

37.                               An attorney for Mr. Kurtzman contacted Mr. Gagerman and demanded that he cease from making false accusations and defamatory statements. (Ex. G, attached) The correspondence went unanswered.

ANSWER: The allegations in the first sentence of Paragraph 37 are Plaintiffs’ characterization and interpretation of a March 28, 2019 letter to which no response is required, as the letter speaks for itself. To the extent a response is deemed required, Aura admits that an attorney purportedly acting on behalf of Mr. Kurtzman contacted Mr. Gagerman, and denies Plaintiffs’ characterization of any statement made by Mr. Gagerman as a “false accusation” or “defamatory.” Aura respectfully refers the Court to the document, a copy of which appears to be attached to the Complaint as Plaintiffs’ Ex. G. The contents of the document are denied. The allegations in the second sentence of Paragraph 37 are admitted.

The New Board Meets

38.                               On March 27, the newly appointed Board members met by teleconference. The two directors who had not been removed from the Old Board (Mr. Douglas and Mr. Diaz-Verson) were given notice, but did not attend. Mr. Gagerman also was asked to participate, but did not do so. Ms. Lavut was elected Board Chair.

ANSWER:                 Aura denies the allegations in the first sentence of Paragraph 38, except is without knowledge or information sufficient to form a belief as to whether Ms. Lavut and Messrs. Mann and Lemper participated in a teleconference on March 27, 2019. Aura admits the allegations in the second and third sentence of Paragraph 38, except denies Plaintiffs’ characterization of Messrs. Buschur, Yu, Anderson, Douglas and Diaz-Verson, Jr. as having been removed from the Board or as members of the “Old Board” and is without knowledge or information sufficient to form a belief that Douglas and Verson were given notice. Aura denies the allegations in the fourth sentence of Paragraph 38.

39.                               Later that evening, Mr. Gagerman again called Mr. Mann and repeated the threats to defame Rabbi Lowy and Mr. Kurtzman. In another call with Mr. Kurtzman, Mr. Gagerman made the threats yet again. Mr. Gagerman told Mr. Kurtzman there was no good faith basis to file a claim with the SEC, but said the “perception” created by such a claim would be damaging to Mr. Kurtzman.

ANSWER: Aura denies the allegations of Paragraph 39.

40.                               In a March 27, 2019 letter to Mr. Mann, Mr. Gagerman wrote that the Consents were ineffective, claiming the Majority Stockholders did not own enough shares to cross the 50% threshold. (Ex. H, attached). According to Mr. Gagerman, the Majority Stockholders owned a total of 15,873,597 shares — 8,527,288 less than the amount needed. The vote count was false in several respects.

ANSWER:                 The allegations in the first and second sentences of Paragraph 40 are Plaintiffs’ characterization and interpretation of a March 27, 2019 letter from Mr. Gagerman to Mr. Mann to which no response is required, as the letter speaks for itself. Aura respectfully refers the Court to the document for its contents in their entirety, a copy of which appears to be attached to the Complaint as Plaintiffs’ Ex. H. Aura denies the allegations in the third sentence of Paragraph 40.

41.                               Mr. Gagerman purported to set forth the number of shares each stockholder owned according to Aura’s stock register. In fact, the signatories to the Consents are the record owners, and hold powers of attorney for record owners, of 24,490,828 shares — enough to effectuate the action. For example, Mr. Gagerman credited Rabbi Lowy with 3,519,768 shares, although he actually owns 9,724,224 of record. The inaccuracy is particularly curious given that Mr. Gagerman himself signed the certificates evidencing the shares. (Ex. I, attached)

ANSWER:                 The allegations in the first sentence of Paragraph 41 are Plaintiffs’ characterization and interpretation of a March 27, 2019 letter from Mr. Gagerman to Mr. Mann to which no response is required, as the letter speaks for itself. Aura respectfully refers the Court to the document for its contents in their entirety, a copy of which appears attached to the Complaint as Plaintiffs’ Ex. H. The allegations in the second sentence of Paragraph 41 are legal conclusions, to which no response is required. To the extent a response is deemed required, the allegations in the second sentence of Paragraph 41 are denied. The allegations in the third sentence of Paragraph 41 are Plaintiffs’ characterization and interpretation of a March 27, 2019 letter from Mr. Gagerman to Mr. Mann to which no response is required, as the letter speaks for itself. Aura respectfully refers the Court to the document for its contents in their entirety, a copy of which appears attached to the Complaint as Plaintiffs’ Ex. H. Aura denies the allegations in the fourth sentence of Paragraph 41 and the corresponding footnote as stated, except admits that the certificates attached to the Complaint as Plaintiffs’ Ex. I are signed by Mr. Gagerman. By way of further response, to the extent that the Company has not released certain share certificates to certain record owners, it is due to such record owners’ failure to satisfy prerequisites, including but not limited to providing executed stock purchase agreements and/or delivery of cancelled shares.

42.                               Mr. Gagerman excluded shares for which the Company knows the stockholder expressing the consent has full voting power. For example, Aura’s Report on Form 10-K for the year ended February 28, 2018, as of May 31, 2018, states that Rabbi Lowy owned 14,092,051 shares including 4,186,561 warrants exercisable within 60 days of February 28, 2018 and 4,207,329 shares of common stock over which Mr. Lowy holds a power of attorney to vote such stock.” (Ex. J at 44-45 of 71, attached) He credited Mr. Dalrymple with no shares, ignoring 2,077,103 shares held by LPD Investments, as to which Peter Dalrymple has sole voting authority. He credited Mr. Mann with 557,264 shares, ignoring 400,882 shares as to which Mr. Mann had voting authority under powers of attorney.

ANSWER:                 The allegations in the first sentence of Paragraph 42 are legal conclusions, to which no response is required. To the extent a response is deemed required, Aura denies the allegations in the first sentence of Paragraph 42. The allegations in the second sentence of Paragraph 42 are Plaintiffs’ characterization and interpretation of the Company’s Form 10-K to which no response is required, as the document speaks for itself. Aura respectfully refers the Court to the document for its contents in their entirety. The allegations in the third and fourth sentence of Paragraph 42 are legal conclusions, as well as Plaintiffs’ characterization and interpretation of a March 27, 2019 letter from Mr. Gagerman to Mr. Mann to which no response is required. To the extent a response is deemed required, the allegations are denied, and Aura respectfully refers the Court to the document for its contents in their entirety. By way of further response, by revocations dated April 16, 2019 and April 18, 2019, Mr. Dalrymple and Mr. Kendall, respectively, revoked all prior written consents with respect to any matter at issue in this litigation. Exhibit A; Exhibit B.

43.                               Mr. Gagerman’s erroneous vote count was echoed in an April 5 letter from a law firm purporting to represent the Company, which introduced an additional error by omitting the shares of two of the signatories to the Consents who, together own 2.7 million shares of record. (Ex. K, attached) The letter also repeated the threats directed to Rabbi Lowy and Mr. Kurtzman, making conclusory allegations of supposed wrongdoing devoid of detail or corroboration. Plaintiffs’ counsel responded in an April 8 letter, again rejecting the threats. (Ex. L, attached)

ANSWER:                 The allegations in the first and second sentences of Paragraph 43 are legal conclusions, as well as Plaintiffs’ characterizations and interpretation of a letter to which no response is required, as the letter speaks for itself. To the extent a response is deemed required, Aura denies the allegations in the first and second sentences of Paragraph 43, except admits that counsel for the Company sent a letter to purported counsel for Plaintiffs dated April 5, 2019, a copy of which appears to be attached to the Complaint as Plaintiffs’ Ex. K. Aura respectfully refers the Court to the document for its contents in its entirety. The allegations in the third sentence of Paragraph 43 are Plaintiffs’ characterizations and interpretation of a letter to which no response is required, as the letter speaks for itself. To the extent a response is deemed required, Aura denies the allegations in the third sentence of Paragraph 43, except admits that the Company received a letter dated April 8, 2019, purportedly on behalf of counsel for Plaintiffs, a copy of which appears to be attached as to the Complaint as Plaintiffs’ Ex. L. Aura respectfully refers the Court to the document for its contents, which are denied.

44.                               The law firm’s letter was particularly surprising because the firm also represented the stockholders who removed and replaced the Board in 2018 — including three stockholders to which the firm is now adverse. Moreover, the contention that only shares held of record is deemed counted is inconsistent with that firm’s position in 2018 — when it successfully demanded that shares subject to powers of attorney running to Rabbi Lowy and Mr. Mann be counted. (Ex. M, attached)

ANSWER:                 Aura denies the allegations in the first sentence of Paragraph 44. The allegations in the second sentence of Paragraph 44 are Plaintiffs’ characterizations and interpretation of an email to which no response is required. To the extent a response is deemed required, Aura denies the allegations in the second sentence of Paragraph 44, except admits that a copy of an email correspondence dated April 29, 2018, from counsel on behalf of the Company is attached to the Complaint as Plaintiffs’ Ex. M. Aura respectfully refers the Court to the document for its contents in its entirety.

45.                               On March 29, Mr. Anderson called Mr. Kurtzman, telling him that if he dropped his support for the Consents, Aura would reinstate the agreement under which Mr. Kurtzman’s consulting firm provided services to the Company. Mr. Kurtzman refused the inducement. Mr. Anderson called again on March 30, at which point he told Mr. Kurtzman he “was not necessarily opposed” to Mr. Buschur’s removal and would discuss the matter further with the remainder of the Old Board.

ANSWER:                 Aura denies the allegations of Paragraph 45, except admits that Mr. Kurtzman called Mr. Anderson and they had a phone conversation pursuant to which Mr. Anderson generally stated that he may not be opposed to doing business with Mr. Kurtzman in the future. By way of further response, after Mr. Anderson refused to return Mr. Kurtzman’s numerous calls, on or about March 30, Mr. Kurtzman contacted the CEO of another, unrelated company on which Mr. Anderson serves as a director, instructing such CEO to tell Mr. Anderson to the effect that Mr. Anderson should call Mr. Kurtzman and that things are going to get very bad at Aura. Mr. Anderson called Mr. Kurtzman that evening, at which point Mr. Kurtzman told Mr. Anderson to resign as a director of Aura immediately.

46.                               As of the filing of this Complaint, the Old Board continues to reject the Consents.

ANSWER:                 Aura admits the allegations of Paragraph 46, except denies that Messrs. Buschur, Yu, Anderson, Douglas and Diaz-Verson, Jr. are former Board members or the “Old Board”, as Plaintiffs characterize.

Devaluing Aura’s Intellectual Property

47.                               Aura’s trade secrets and proprietary know-how is central to the Company’s value — particularly given the adoption of Aura’s technology by numerous Western militaries. Given that sensitivity, Aura has made the preservation of its secrets a high priority. For example, Aura’s Chinese joint venture partner JSMPT, is not permitted to manufacture the AuraGen® rotor and must acquire all rotor sub-assemblies and certain software elements from the Company.

ANSWER:                 Aura admits the allegations of Paragraph 47.

48.                               Plaintiffs have learned that over the past several months, Mr. Buschur (with the apparent acquiescence of Mr. Gagerman and the Old Board) has undercut Aura’s control over its intellectual property by disclosing it to other parties. Mr. Buschur directed that all generator manufacturing for any project will be done by Peak and, in January 2019, provided Peak with the know-how required to fabricate the sub-assemblies and of finished generators. Mr. Buschur assigned two Aura employees to provide technical assistance and training for Peak personnel.

ANSWER:                 Aura denies the allegations of Paragraph 48.

49.                               On April 4, 2019, Mr. Kurtzman received a call from Khaliq Rahman, an Aura engineering consultant with whom Mr. Kurtzman had worked in the past. Mr. Rahman disclosed he had been directed by Mr. Gagerman to deliver engineering drawings, schematics, part lists, proprietary software files, and board layouts to Mr. Yu, an electrical engineer formerly employed by Daewoo Electronics Company in a senior manufacturing management position. Mr. Yu told Mr. Rahman he would provide the materials to Korean engineers with whom he was affiliated so that they could fabricate components needed to complete the JSMPT order. When Mr. Rahman expressed concerns about the disclosures of Aura’s proprietary know-how, Mr. Gagerman told him “you must do this.”

ANSWER:                 Aura is without knowledge or information sufficient to form a belief as to the truth of the allegations in Paragraph 49. By way of further response, to the extent that communications between Mr. Rahman and Mr. Kurtzman may have, in fact, occurred, Aura denies the substance of the alleged communications as purportedly described by Mr. Rahman to Mr. Kurtzman as set forth in Paragraph 49.

50.                               Plaintiffs, including a majority of the Board, believe the disclosure of Aura’s intellectual property seriously threatens the Company’s future. Unencumbered by the Old Board’s interference, they would halt further knowledge transfers and do whatever they can to recover the information that already was compromised.

ANSWER:                 Aura is without knowledge or information sufficient to form a belief as to the truth of the allegations in the first sentence of Paragraph 50, except denies the allegations to the extent that Plaintiffs seek to characterize Messrs. Buschur, Yu, Anderson, Douglas and Diaz-Verson, Jr. as former Board members or members of the “Old Board”. Aura denies the allegations in the second sentence of Paragraph 50.

51.                               The Old Board’s actions appear to be part of an undisclosed plan to scrap Aura’s manufacturing capability and to convert the Company into a licensing firm. Plaintiffs also have received information indicating that the Old Board plans to close Aura’s 20,000 square foot facility and move to a luxurious office suite and that they have directed employees to identify inventory and equipment to be sold or abandoned. The Old Board is also pursuing a large stock placement that would place a large amount of stock in friendly hands.

ANSWER:                 Aura denies the allegations in the first sentence of Paragraph 51. Aura is without knowledge or information sufficient to form a belief as to the truth of the allegations in the second sentence of Paragraph 51. Aura denies the allegations in the third sentence of Paragraph 51.

52.                               The disclosures of Aura’s intellectual property is contrary to the will of the stockholders as expressed through the Consents, and to the will of a majority of the Board as reconstituted through the Consents. It threatens Aura with catastrophic irreparable harm, and may have already caused significant harm. Plaintiffs are without an adequate remedy at law.

ANSWER:                 The allegations of Paragraph 52 are legal conclusions, to which no response is required. To the extent a response is deemed required, Aura denies the allegations of Paragraph 52.

COUNT I

53.                               Plaintiffs repeat and re-allege the allegations of the Complaint as if set forth fully here.

ANSWER:                 Aura repeats and re-asserts its responses to the allegations of each of the preceding paragraphs as if fully set forth herein.

54.                               Plaintiffs are among several stockholders who hold the power to vote, in the aggregate, a majority of Aura’s shares in a meeting or by written consent. Each validly executed and delivered the Consents, removing and replacing a majority of the Old Board.

ANSWER:                 The allegations of Paragraph 54 are legal conclusions, to which no response is required. To the extent a response is required, the allegations of

Paragraph 54 are denied, except Aura admits that Plaintiffs are stockholders of the Company.

55.                               The Consents are valid and effective.

ANSWER:                 The allegations of Paragraph 55 are legal conclusions, to which no response is required. To the extent a response is required, the allegations of Paragraph 55 are denied.

56.                               The refusal to accept the Consents and the corporate changes effected by the Consents is improper.

ANSWER:                 The allegations of Paragraph 56 are legal conclusions, to which no response is required. To the extent a response is required, the allegations of Paragraph 56 are denied.

57.                               Plaintiffs have been and continue to be harmed by Defendants’ misconduct.

ANSWER:                 Aura denies the allegations of Paragraph 57.

AFFIRMATIVE DEFENSES

FIRST AFFIRMATIVE DEFENSE

The purported Consents fail to satisfy the requirements of the Company’s Certificate of Incorporation, Bylaws, and the Delaware General Corporation Law.

SECOND AFFIRMATIVE DEFENSE

The purported Consents do not constitute a valid action by the majority of the Company’s stockholders because certain of the Consents fail to satisfy the requirements of DGCL § 228.

THIRD AFFIRMATIVE DEFENSE

The relief requested by Plaintiffs is improper, as Ms. Lavut and Messrs. Mann and Lempert did not receive the vote of a majority of the Company’s voting shares of record.

FOURTH AFFIRMATIVE DEFENSE

Plaintiffs fail to state a claim upon which relief may be granted.

FIFTH AFFIRMATIVE DEFENSE

Plaintiffs’ claims are barred in whole or in part by the doctrine of unclean hands.

RESERVATION OF RIGHTS

Aura reserves the right to assert other defenses and claims when and if it becomes appropriate.

COUNTERCLAIM

Defendant and Counterclaim Plaintiff, Aura Systems, Inc. (“Aura” or the “Company”), by and through its undersigned attorneys, hereby assert a counterclaim against Plaintiffs as follows:

Introduction

79.                               This is an action pursuant to Section 225 of the Delaware General Corporation Law (“DGCL”) seeking a declaration that the purported action by written consent of certain stockholders of the Company is null, void and without effect.

80.                               Plaintiffs initiated this litigation at the behest of Plaintiff Zvi (Harry) Kurtzman, a significant stockholder of the Company who has repeatedly inserted himself between the Board, the Company’s stockholders and its management by, inter alia, interfering with stock issuances, directly contacting potential industry partners, orchestrating the termination of key employees, and otherwise purporting to act as an officer or director of the Company. This litigation is but the latest round in Mr. Kurtzman’s efforts to work around an SEC Consent Decree (the “Consent Decree”) and, at the same time, wrongfully exert control over the Company.

81.                               Just a matter of weeks ago, the Board chose not to renew a consulting agreement between the Company and Mr. Kurtzman’s purportedly wholly-owned consulting company, BetterSea LLC (“BetterSea”). When the Company failed to abide by Mr. Kurtzman’s desires to maintain a contract that was lucrative to Mr. Kurtzman and his cadre, Mr. Kurtzman attempted to sweep the Board.

82.                               Because an SEC Consent Decree permanently bars Mr. Kurtzman from serving as an officer or director of any public company, he instead sought to seize control by engineering a coup under the guise of a consent action. Pursuant to an action by written consent, certain stockholders of the Company delivered consents (the “Consents”) that they claimed sufficient to remove directors Si Ryong Yu, Ronald Buschur, and William Anderson (collectively, the “Incumbent Directors”) from the Board in favor of installing those under Mr. Kurtzman’s control—Plaintiffs Robert Lempert, David Mann, and Mr. Kurtzman’s sister, Plaintiff Cipora Lavut (collectively, the “Insurgents”). Because many of the Consents, however, were not executed by stockholders of record of shares of the Company’s common stock, $0.0001 par value per share, Plaintiffs’ coup attempt failed. The Company now seeks a declaration that the Incumbent Directors remain on the Board, and that the Insurgents are not directors of the Company.

The Parties

83.                               The Company is a Delaware corporation with its principal executive offices in Stanton, California. The Company designs, assembles, tests and sells its proprietary and patented axial flux induction machine for industrial, commercial, and military applications. The Company also design, tests and sells proprietary linear-force electromagnetic actuators.

84.                               Plaintiff-Counterclaim Defendant Cipora Lavut is an individual residing in Georgia. Ms. Lavut is a former Vice President of the Company who falsely claims to be a member of the Board and its Chairman. Cipora Lavut is the owner of record of 233,991 shares of the Company’s stock.

85.                               Plaintiff-Counterclaim Defendant Robert Lempert is an individual residing in Florida. Mr. Lempert falsely claims to be a member of the Board. Mr. Lempert is the owner of record of 53,963 shares of the Company’s stock.

86.                               Plaintiff-Counterclaim Defendant David Mann is an individual residing in Canada. Mr. Mann falsely claims to be a member of the Board. Mr. Mann is the owner of record of 557,264 shares of the Company’s stock.

87.                               Plaintiff-Counterclaim Defendant Zvi Kurtzman is an individual residing in Georgia. Mr. Kurtzman is the Company’s former CEO and former Chairman of the Board, and is the owner of record of a significant amount of the Company’s stock.

The SEC Actions and Mr. Kurtzman’s Consent Decree

88.                               Mr. Kurtzman served as the Company’s CEO and Chairman of the Board from Aura’s founding in 1987 until 2001. Mr. Kurtzman, as well as Ms. Lavut, who is his sister and was Senior Vice President, Corporate Communications

of the Company, resigned and entered into separation agreements in December 2001 at the time that an SEC investigation was occurring. As of February 28, 2002, after 14 years with Mr. Kurtzman as the CEO, the Company had accumulated an immense financial deficit.

89.                               In October 1996, the SEC initiated proceedings against the Company and Mr. Kurtzman (among other defendants) and ultimately found that the defendants, including Mr. Kurtzman, made materially false and misleading statements and omissions in the Company’s reports filed with the SEC and to the Company’s auditor, in addition to other violations of the Federal securities laws. The SEC found that Mr. Kurtzman was responsible for making materially misleading disclosures by failing to disclose a large and unusual resale transaction that Mr. Kurtzman negotiated, causing the revenue from such transaction to appear as sales of Aura’s own products increased which, in fact, Aura’s revenues from its products had declined. The SEC also found that Mr. Kurtzman violated antifraud, reporting and corporate recordkeeping provisions of federal securities laws in connection with a sham transaction. Mr. Kurtzman agreed to a settlement where he would cease and desist from committing or causing any violation and any future violation of certain Federal securities laws.

90.                               In June 2002, the SEC brought another action against the Company and Mr. Kurtzman (among other defendants) for alleged antifraud violations and other violations of the Federal securities laws. The SEC alleged that Mr. Kurtzman made or caused entries in the Company’s internal accounting system to reflect fictitious sales in an effort to overstate the Company’s revenue, as well as provided false documents to the Company’s independent auditors during year-end audits. When the Company’s independent auditors discovered the improper write-offs and requested that Mr. Kurtzman provide clarifying information, Mr. Kurtzman allegedly made false representations regarding the Company’s relationship with third-party business partners. The SEC further alleged that Mr. Kurtzman knew or was reckless in not knowing of a series of false sales, overstated inventory, unposted customer credits and rebates, and overstated net income contained in SEC reports and filings.

91.                               The SEC’s investigation and action culminated in Mr. Kurtzman entering into the Consent Decree. The Consent Decree permanently and unconditionally bars Mr. Kurtzman from serving as an officer or director of any public company, which includes Aura.

Mr. Kurtzman Attempts to Circumnavigate the Consent Decree by

Exerting Control over the Company

92.                               Despite the clear prohibitions imposed by the SEC, Mr. Kurtzman has repeatedly attempted over many years to circumnavigate the Consent Decree by exerting control over the Company far beyond the scope of his authority as a stockholder. These improper efforts include (a) hiring and determining compensation of Company officers and key employees; (b) firing key employees of the Company and determining severance arrangements; (c) installing his daughter as the Company’s outside corporate counsel and requiring a Board resolution mandating her attendance at all Board meetings; (d) establishing the Company’s operational priorities, including moving to a facility of approximately 25,000 square feet or greater; (e) dictating the time and amount of stock issued to existing stockholders who are friends or family members of Mr. Kurtzman, including amounts the Company must accept for such stock; (f) meeting with potential investors and attempting to raise money; (g) communicating with third-party business relations concerning Company business purportedly on behalf of the Company, including his current interference with the company’s relationship with the China joint venture as recently as April 2019 by designing a generator for them; (h) managing the Company’s director and officers liability insurance; (i) dealing directly with Company stockholders purportedly on behalf of the Company concerning conversion of stockholder securities; (j) mandating that investments be conditioned on the use of proceeds that he provides, a significant portion of which is paid to him and his family members, and threatening not to provide for the investment unless the Company agrees to the conditions; (k) providing trade secrets to the China joint venture in contravention to the Company’s policy; and

(l) mandating the creditors that the Company must pay and in what order, while prioritizing himself and his family over other creditors.

93.                               The foregoing conduct was unauthorized by the Board and for the benefit of Mr. Kurtzman and his family/associates alone. Mr. Kurtzman’s actions are to the detriment of the Company and its stockholders. Mr. Kurtzman threatens to destroy the Company, however, whenever he meets any resistance from the Board. He has repeatedly boasted that he does not care if the Company or its investors lose all of their money.

94.                               Mr. Kurtzman also has a long history of entangling himself in the Company and threatening to quit and sue the Company when his demands are not met. He leverages the Company’s lack of funds to spend on lawsuits (and the threat of lawsuits) to continually demand that more shares be issued to him.

95.                               In 2003, shortly after the Consent Decree, Mr. Kurtzman, along with other former management, entered into a complicated sale and leaseback whereby the Company was continually obligated to issue shares and other securities, including convertible notes, to those parties. In August 2004, Mr. Kurtzman, along with his sister, Cipora Lavut, who is also a plaintiff in this lawsuit, entered into a stockholder agreement with the Company in connection with the purchase of preferred stock that permitted certain persons, including Ms. Lavut, to appoint directors. The following month, Mr. Kurtzman (through his entity, Aries Group)

entered into a settlement with the Company requiring that 14 million options and warrants issued to the Aries Group be reinstated and to issue new shares and warrants. During this time and until recently. Mr. Kurtzman was working with the Company as an employee or consultant.

The Board Does Not Renew Mr. Kurtzman’s Consulting Contract; the

Consent Action Quickly Follows

96.                               Effective June 19, 2017, the Company entered into a Consulting Agreement with BetterSea, a Wyoming Limited Liability Company, of which Mr. Kurtzman has represented that he is the owner (the “BetterSea Agreement”). Pursuant to the BetterSea Agreement, Mr. Kurtzman provided consulting services to the Company in its scientific development and technical assistance to the Company’s commercial customers for a period of time.

97.                               In March 2019, the Company concluded that it was in the best interest of the Company and its stockholders to refrain from renewing the BetterSea Agreement, instead choosing to replace BetterSea with a qualified engineering staff so the Company could better serve the needs of its customers and business partners. The Board’s decision was based, in part, on BetterSea’s consistent inability to meet project deadlines that were directly negotiated by Mr. Kurtzman and provide the Company deliverables, as well as sudden and unreasonable rate increases and Mr. Kurtzman’s continuous efforts to utilize the BetterSea Agreement as a vehicle by which he could damage the Company by interfering with its business partners and exerting managerial control, despite the Consent Order barring him from doing so.

98.                               As shown by his March 12, 2019, email to the Board following the Company’s notification to Mr. Kurtzman that it would not be renewing the BetterSea Agreement, the Board’s decision caused Mr. Kurtzman consternation. Exhibit C. This is understandable, as the BetterSea Agreement represented a lucrative, and to the Company’s knowledge sole, source of income for Mr. Kurtzman, who recently filed for bankruptcy protection in Georgia. In a vindictive and self-motivated response to this and other recent efforts by the Company to distance itself from Mr. Kurtzman’s influence, Mr. Kurtzman orchestrated the consent action that is the subject of this litigation.

99.                               This is not the first time Mr. Kurtzman has made an attempt to sweep the Board. In January 2018, pursuant to an annual stockholder meeting, five directors were elected, one of which was Mr. Buschur, who, along with two other directors then resigned in March 2018. In March 2018, three days after the Board terminated a consulting agreement with BetterSea, Mr. Kurtzman delivered a written consent purportedly removing Company directors and appointing Messrs. Douglas, Diaz-Verson and Anderson. The then-incumbent Board chose to depart the Company.

100.                        The Company’s current Board is comprised of the Incumbent Directors, as well as Gary Douglas and Salvador Diaz-Verson, Jr.

101.                        On March 26 and March 27, 2019, the Company received a series of written consents from certain stockholders (the “Consents”), including Mr. Kurtzman and the Insurgents (collectively, the “Consenting Stockholders”), purportedly removing the Incumbent Directors from the Board and replacing them with the Insurgents. The Consenting Stockholders claimed that the Consents represented more than 50% of the outstanding shares of the Company’s common stock entitled to vote on the election and removal of Board members and, therefore, were allegedly sufficient to effectuate Mr. Kurtzman’s coup. The Consents are attached hereto collectively as Exhibit D.

102.                        Many of the shares represented by the Consents, however, were not held, and the Consents were not executed, by stockholders of record of shares of the Company’s common stock, $0.0001 par value per share (the “Defective Consents”), as is required under DGCL § 225. Subtracting the shares represented by the Defective Consents from the count, the Consenting Stockholders actually represented a minority of 45.28% of the Company’s outstanding common stock. Accordingly, the Company rejected Mr. Kurtzman’s effort to sweep the Incumbent Directors from the Board.

103.                        Apprised of this failure, Mr. Kurtzman and the Insurgents initiated the current action seeking a judicial declaration that the Insurgents are members of the Board, while simultaneously attempting to stop the Incumbent Directors from protecting the Company from Mr. Kurtzman wrongfully exerting managerial influence through those under his control.

COUNT I

(Declaratory Relief Pursuant to 8 Del. C. § 225)

104.                        Aura repeats and re-asserts its allegations of each of the preceding paragraphs as if fully set forth herein.

105.                        The Consents were invalid and ineffective to remove the Incumbent Directors from the Board and install the Insurgents onto the Board.

106.                        The Company properly refused to accept the Consents.

107.                        Plaintiffs falsely contend that the Incumbent Directors are not members of the Board and have no authority to take action on behalf of the Company.

108.                        Plaintiffs falsely contend that the Insurgents are members of the Board and have authority to take action on behalf of the Company.

109.                        An actual and present controversy has arisen and now exists between Plaintiffs and the Company concerning the composition of the Board and whether the Consents were valid, effective, and sufficient to remove the Incumbent Directors from the Board and install the Insurgents onto the Board.

110.                        A judicial declaration is necessary and appropriate in order to protect the interests of the Company and its stockholders by resolving ambiguity, uncertainty, or doubt concerning the identity of persons on the Board and with authority to manage the Company.

111.                        The Company has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Aura respectfully request that that the Court enter an Order pursuant to 8 Del. C. § 225:

A.                                    Denying Plaintiffs the relief sought in the Complaint;

B.                                    Entering judgment in favor of Aura and dismissing the Complaint against them with prejudice;

C.                                    Declaring that the Consents were invalid and ineffective to (i) remove Messrs. Yu, Buschur, and Anderson from the Board and (ii) elect Ms. Lavut, Mr. Lempert, and Mr. Mann to the Board;

D.                                    Declaring that the proper Aura Board of Directors consists of Mr. Yu, Mr. Buschur, Mr. Anderson, Mr. Douglas and Mr. Diaz-Verson, Jr.;

E.                                     Awarding Aura their reasonable costs and expenses, including reasonable attorneys’ fees, incurred in connection with this matter; and

F.                                      Granting such other and further relief the Court deems proper and just.

ASHBY & GEDDES

/s/ Philip Trainer, Jr.
Philip Trainer, Jr. (#2788)
Randall J. Teti (#6334)
500 Delaware Avenue, 8th Floor
P.O. Box 1150
Wilmington, Delaware 19899
(302) 654-1888

Attorneys for Aura Systems, Inc.

Date: April 29, 2019

PRELIMINARY COPY SUBJECT TO COMPLETION

DATED May 31, 2019

CONSENT OF STOCKHOLDERS OF AURA SYSTEMS, INC. TO TAKE
ACTION WITHOUT A MEETING:

THIS CONSENT SOLICITATION IS BEING MADE BY THE PARTICIPANTS (AS DEFINED IN THE CONSENT STATEMENT DATED MAY    , 2019) AND NOT ON BEHALF OF THE COMPANY OR THE BOARD OF DIRECTORS OF THE COMPANY.

Unless otherwise indicated below, the undersigned, a stockholder of record of Aura Systems, Inc. (the “Company”) as of                , 2019, hereby consents pursuant to Section 228 of the General Corporation Law of the State of Delaware with respect to all shares of Common Stock of the Company, par value $0.0001 per share (the “Shares”), held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

IF NO BOX IS MARKED FOR A PROPOSAL, THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH PROPOSAL, EXCEPT THAT THE UNDERSIGNED WILL NOT BE DEEMED TO CONSENT TO THE REMOVAL OF ANY DIRECTOR, OR THE ELECTION OF ANY DIRECTOR, WHOSE NAME IS WRITTEN IN THE SPACE PROVIDED.  THE PARTICIPANTS RECOMMEND THAT YOU CONSENT TO BOTH PROPOSALS.

1.                                      Removal of Ronald Buschur, Si Ryong Yu and William Anderson as directors of the Company:

☐ Consent	☐ Withhold	☐ Abstain

INSTRUCTION: TO CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE REMOVAL OF ALL THE PERSONS NAMED IN PROPOSAL NO. 1, CHECK THE APPROPRIATE BOX ABOVE.  IF YOU WISH TO CONSENT TO THE REMOVAL OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL NO. 1, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH REMOVED IN THE SPACE PROVIDED BELOW.  NOTE THAT STRIKING A DIRECTOR’S NAME FROM THE ABOVE PROPOSAL, WITHOUT MORE, WILL NOT BE DEEMED TO BE A WITHHELD CONSENT OR ABSTENTION FROM SUCH DIRECTOR’S REMOVAL.

2.                                      Election of David Mann, Cipora Lavut and Robert Lempert as directors of the Company:

☐ Consent	☐ Withhold	☐ Abstain

INSTRUCTION: TO CONSENT OR WITHHOLD CONSENT FROM CONSENTING TO THE ELECTION OF ALL THE PERSONS NAMED IN PROPOSAL NO. 2, CHECK THE

APPROPRIATE BOX ABOVE.  IF YOU WISH TO CONSENT TO THE ELECTION OF CERTAIN OF THE PERSONS NAMED IN PROPOSAL NO. 2, BUT NOT ALL OF THEM, CHECK THE “CONSENT” BOX ABOVE AND WRITE THE NAME OF EACH SUCH PERSON YOU DO NOT WISH ELECTED IN THE SPACE PROVIDED BELOW.  NOTE THAT STRIKING A NOMINEE’S NAME FROM THE ABOVE PROPOSAL, WITHOUT MORE, WILL NOT BE DEEMED TO BE A WITHHELD CONSENT FROM SUCH NOMINEE’S ELECTION.  PROPOSAL NO. 2 IS SUBJECT TO THE ADOPTION OF PROPOSAL NO. 1, IN WHOLE OR IN PART, AND THE REMOVAL OR RESIGNATION OF ONE OR MORE INCUMBENT DIRECTORS PURSUANT TO PROPOSAL NO. 1.

IN THE ABSENCE OF WITHHOLDING OF CONSENTS BEING INDICATED ABOVE, THE UNDERSIGNED HEREBY CONSENTS TO EACH ACTION LISTED ABOVE.

IN ORDER FOR YOUR CONSENT TO BE VALID, IT MUST BE DATED.

Date:

Signature:

Signature (if held jointly):

Title(s):

Shares of Common Stock Held:

Please sign exactly as name appears on stock certificates or on label affixed hereto.  When shares of Common Stock are held by joint tenants, both should sign.  In case of joint owners, EACH joint owner should sign.  When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., give full title as such.

PLEASE SIGN, DATE AND MAIL YOUR CONSENT PROMPTLY IN THE POSTAGE-PAID ENVELOPE ENCLOSED.